                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 7 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2005

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                 N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

          In  connection  with  the  issuance  by the  Province  of  Ontario  of
     US$1,000,000,000  5.00% Bonds due October 18, 2011, the  undersigned  registrant hereby  amends  its Annual  Report on Form 18-K for the  fiscal  year ended
     March 31,2005 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit (k)    Fiscal  Agency  Agreement,  dated as of  October  18,  2006, including the form of Bonds;  Underwriting Agreement,  dated as of October 11, 2006, including the names and addresses of the  Underwriters;  Opinion  of  the  Legal  Counsel,  Legal
                    Services  Branch,  Ministry  of Finance of the  Province  of
                    Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

October 18, 2006                    By:   /s/ Irene Stich
                                       ------------------------------
                                       Name:  Irene Stich
                                       Title: Director, Capital Markets Operations
                                              Capital Markets Division
                                              Ontario Financing Authority

                              Exhibit Index

Exhibit (k)    Fiscal Agency Agreement,  dated as of October 18, 2006, including the form of Bonds;  Underwriting  Agreement,  dated as of October
               11, 2006,  including the names and addresses of the Underwriters;
               Opinion of the Legal Counsel, Legal Services Branch,  Ministry of
               Finance of the Province of Ontario,  including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of
               Expenses.

                                                                        EXHIBIT (k)

                                                                                Fiscal Agency Agreement

                                                                                                          CONFORMED

                                                          PROVINCE OF ONTARIO

                                                           US$1,000,000,000

                                                   5.00% BONDS DUE OCTOBER 18, 2011

                                                         ____________________

                                                        FISCAL AGENCY AGREEMENT
                                                         ____________________

                                                     Dated as of October 18, 2006

                                                          PROVINCE OF ONTARIO

                  FISCAL AGENCY  AGREEMENT dated as of October 18, 2006,  between the Province of Ontario (the "Province") and The Bank
of New York, a corporation organized and existing under the laws of the State of New York, as fiscal agent,  transfer agent,  registrar and principal paying agent.

1.       Underwriting  Agreement.  The Province entered into an underwriting  agreement dated as of October 11, 2006 (the "Underwriting
Agreement")  with the  several  underwriters  listed on  Schedule  II  thereto  providing  for the issue  and sale by the  Province  of
US$1,000,000,000 aggregate principal amount of 5.00% Bonds due October 18, 2011 (the "Bonds").

2.       Appointment of Registrar;  Paying Agents;  Additional  Transfer Agent.  (a) The Province hereby appoints The Bank of New York, at present  having its principal  office at 101 Barclay  Street,  New York, New York 10286,  in the Borough of Manhattan,  The City and
State of New York, as fiscal agent,  transfer  agent,  registrar  and  principal  paying agent of the Province for the Bonds,  upon the terms and conditions  set forth herein.  The Bank of New York accepts such  appointments,  and along with its successors as such fiscal agent, transfer agent, registrar and principal paying agent is hereinafter referred to as the "Registrar".

(b)      The Province may from time to time appoint one or more additional agents  (hereinafter  called a "Paying Agent" or the "Paying
Agents") for the payment (subject to the applicable laws and  regulations) of the principal of and interest and Additional  Amounts (as defined  in the terms and  conditions  of the  Bonds),  if any,  on the Bonds at such  place or places as the  Province  may  determine pursuant to a written paying agency agreement (a "Paying Agency  Agreement").  In addition,  the Province,  with the acknowledgement of the  Registrar,  hereby  appoints The Bank of New York,  One Canada  Square,  London EI4 5AL,  England,  as its initial Paying Agent in
London,  and The Bank of New York  accepts such  appointment.  The Province may at any time  terminate  the  appointment  of any Paying
Agent  provided,  however,  that for so long as the Bonds are  listed on the  London  Stock  Exchange  plc and the rules of such  stock exchange or the rules of the  Financial  Services  Authority  (UK) so require,  the Province will maintain a paying agent in the United
Kingdom.  The Province will keep the Registrar  informed as to the name,  address,  and telephone and facsimile  numbers of each Paying
Agent  appointed by it and will notify the  Registrar of the  resignation  of any Paying Agent.  The Registrar  shall arrange with each
Paying Agent for the payment,  as provided  herein,  of the principal of and interest and Additional  Amounts,  if any, on the Bonds on terms  approved by the Province  (further  references  herein to principal and interest shall be deemed to also refer to any Additional
Amounts).

(c)      The Province may from time to time appoint one or more additional  agents for the processing of applications  for registration of transfer or exchange of fully  registered  Bonds in definitive form  (hereinafter  referred to as an "Additional  Transfer Agent" or
"Additional  Transfer  Agents" and,  together with the  Registrar,  in its capacity as transfer  agent of the  Province,  the "Transfer
Agents" or individually a "Transfer  Agent")  pursuant to a written  transfer agency  agreement (a "Transfer  Agency  Agreement").  The
Province may at any time terminate the  appointment of any Additional  Transfer  Agent.  The Province will keep the Registrar  informed as to the name,  address and telephone and facsimile  numbers of each  Additional  Transfer  Agent  appointed by it and will notify the
Registrar of the resignation or termination of the appointment of any Additional Transfer Agent.

3.       Form.  (a) The Bonds  shall  initially  be issued in the form of two fully  registered  global  certificates  without  coupons
(such  registered  global  certificates  and any  registered  global  certificates  issued upon any transfer or exchange  thereof or in replacement  therefor are hereinafter  referred to as the "Global  Bonds").  The Global Bonds shall be registered in the name of Cede
Co., as nominee of The Depository  Trust Company  ("DTC") and held by The Bank of New York as custodian for DTC ("DTC  Custodian").  As long as DTC or its  respective  nominee  is the  registered  holder of the  Global  Bonds,  it will be  considered  the sole  owner and registered  holder of the Bonds for all purposes  hereunder  and under the Global  Bonds.  None of the  Province,  the Registrar or any
Paying Agent will have any  responsibility  or liability  for any aspect of the records  relating to or payments made by DTC on account of beneficial  interests in the Global  Bonds.  Except as provided in Section 6 hereof,  owners of  beneficial  interests in the Global
Bonds will not be entitled to have Bonds  registered  in their names,  will not receive or be entitled to receive  Bonds in  definitive registered form and will not be considered  registered  holders thereof under this  Agreement.  The Global Bonds will be  substantially in the form attached hereto as Exhibit 1.

(b)      All Bonds  (including the Global Bonds) shall be executed on behalf of the Province by the signature,  manual or in facsimile, of the  Minister of Finance or the manual  signature  of any one of (i) the Deputy  Minister of  Finance,  or (ii) the Chief  Executive
Officer,  the Executive  Director,  Capital Markets Division or any Director,  Capital Markets  Division,  all of the Ontario Financing
Authority,  and shall be sealed with the manual or  facsimile  seal of the  Minister of Finance.  In the event that any official of the
Province who shall have signed or whose  facsimile  signature shall appear upon any of the Bonds shall cease to hold such office before the Bonds so signed shall actually have been  authenticated,  registered or delivered,  such Bonds  nevertheless may be  authenticated, registered  and  delivered  with the same  force and  effect as though  such  person  who  signed  such Bonds had not ceased to be such official of the Province.

4.       Authentication.  The Registrar shall,  upon receipt of Bonds duly executed and sealed on behalf of the Province  together with a written order or orders to authenticate and deliver Bonds in a stated aggregate  principal amount,  (i) authenticate and register not more  than the said  aggregate  principal  amount of Bonds and  deliver  them in  accordance  with the  written  order or orders of the
Province and (ii)  thereafter  authenticate,  register and deliver  Bonds in accordance  with the  provisions of Sections 5, 6 and 8 of this  Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and  outstanding at any time, whether in the form of Global Bonds or Bonds in definitive  registered form, issued in exchange for the Global Bonds,  shall not exceed
US$1,000,000,000  in aggregate  principal  amount,  plus the aggregate  principal amount of any additional Bonds issued by the Province pursuant to any supplement hereto in accordance with Section 15 of this Agreement.

5.       Registration,  Transfers and  Exchanges.  (a) The  Registrar,  as agent of the Province for such  purpose,  shall at all times keep at its principal  office in the Borough of  Manhattan,  The City and State of New York, a register or registers  (hereinafter  the
"Register" or "Registers")  for the  registration  and  registration of transfers and exchanges of Bonds, in which shall be entered the names and addresses of the  registered  holders of Bonds and the principal  amount of and other  particulars of the Bonds held by them.
Subject  to  Section  6  hereof,  upon  surrender  for  registration  of  transfer  of any Bond at said  office,  the  Registrar  shall authenticate,  register and deliver,  in the name of the transferee or transferees,  a new Bond or Bonds for a like aggregate principal amount.  Subject to Section 6 hereof,  upon  surrender  of any Bond at said office for  exchange,  the  Registrar  shall  authenticate, register and deliver, in exchange for such Bond, a new Bond or new Bonds of the appropriate  authorized  denomination(s) and for a like aggregate  principal  amount in accordance  with the provisions of the Bonds.  The Province and the Registrar  shall not be required to make any exchange of Bonds if as a result thereof,  the Province would incur adverse tax or other similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

(b)      All new Bonds  authenticated  and delivered by the Registrar upon  registration  of transfer or in exchange for Bonds of other denominations shall be so dated that neither gain nor loss of interest shall result from such registration of transfer or exchange.

(c)      All Bonds  presented or  surrendered  for  registration  of transfer,  exchange or payment shall be  accompanied  by a written instrument or instruments of transfer in form  satisfactory  to the Registrar,  duly executed by the registered  holder or its attorney duly  authorized in writing and with the signatures  thereon duly guaranteed by a commercial bank or trust company having its principal office in The City of New York or by a member of the New York Stock Exchange.

(d)      The Registrar and each  Additional  Transfer Agent shall not impose any service  charge on the  registered  holder on any such registration  of transfer or  exchange  of Bonds in the normal  course of  business;  however,  the  Province  may require of the party requesting such transfer or exchange,  as a condition  precedent to the exercise of any right of transfer or exchange contained in this
Agreement or in the Bonds,  the payment of a sum  sufficient to cover any stamp or other tax or other  governmental  charge  payable in connection therewith.

(e)      The Province,  the Registrar and any Paying Agent or Additional  Transfer Agent may treat the person in whose name any Bond is registered as the absolute  owner of such Bond for the purpose of receiving  payment of principal of and interest on such Bond, and all other  purposes  whatsoever,  whether or not such Bond be overdue,  and none of the Province,  the  Registrar,  any Paying Agent or any
Additional  Transfer  Agent  shall be  affected  by any notice to the  contrary  and any such  payment  shall be a good and  sufficient discharge to the Province, the Registrar and any Paying Agent or Additional Transfer Agent for the amount so paid.

(f)      The Registrar  shall not be required to register any transfer or exchange of Bonds (and any  Additional  Transfer  Agent shall not be required to accept  presentment of fully  registered  Bonds in definitive  form for  registration of transfer or exchange by the
Registrar)  during the period (i) from the Regular  Record Date (as defined in the Bonds) to the  Interest  Payment Date (as defined in the  Bonds)  or (ii)  from the close of  business  on the  fifteenth  day  preceding  the date of early  redemption  of the Bonds  (the
"Redemption  Record  Date") to the date of early  redemption  of the Bonds (the  "Redemption  Date").  For the purposes of any interest payment made in  accordance  with Section 7(b) or (c) hereof,  such payment shall be made to those persons in whose names the Bonds are registered on such Regular Record Date or Redemption Record Date.

(g)      Each Additional  Transfer Agent,  as agent of the Province for such purpose,  shall maintain an office in its  jurisdiction at which fully  registered  Bonds in  definitive  form may be  presented  for  registration  of transfer or exchange by the  Registrar  in accordance  with this  Agreement.  Each  Additional  Transfer Agent shall promptly  forward to the Registrar all such Bonds received by it, together with the written instrument or instruments of transfer referred to above.

6.       Special  Provisions  Relating to the Global  Bonds.  (a) Unless any Global Bond is presented by an  authorized  representative of DTC to the  Province,  the  Registrar  or their  respective  agents for  registration  of  transfer,  exchange or  payment,  and any replacement  Global Bond issued is registered in the name of a nominee of DTC as requested by such  authorized  representative  and any payment  is made to such  nominee  of DTC,  any  transfer,  pledge or other use of the  Global  Bonds for value or  otherwise  shall be wrongful since the registered holder thereof has an interest therein.

(b)      Except as  provided  in this  subparagraph,  Bonds  will not be  issued  in  definitive  registered  form.  If at any time DTC notifies the Province  that it is  unwilling or unable to continue as  depository  for the Global Bonds or if at any time DTC ceases to be a clearing  agency  registered  under the United  States  Securities  Exchange Act of 1934,  as amended,  or otherwise  ceases to be eligible to be a  depositary,  the Province  shall  appoint a successor  depositary  with respect to the Global  Bonds.  If a successor depositary  for the Global Bonds is not appointed by the Province  within a reasonable  period after the Province  receives such notice or becomes aware of such  ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar, upon receipt  thereof,  shall  authenticate and deliver such Bonds in definitive  registered form without coupons,  in denominations of
US$5,000 and  integral  multiples  of  US$1,000  for amounts in excess of  US$5,000,  in an  aggregate  principal  amount  equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds held in the form of the Global Bonds.  In such event the Province  shall execute and seal Bonds in definitive  registered  form,  and the  Registrar,  upon receipt  thereof,  shall  authenticate  and deliver such Bonds in definitive  registered  form without  coupons,  in  denominations  of
US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of  US$5,000,  in an  aggregate  principal  amount  equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  Upon the  exchange of the Global Bonds for Bonds in  definitive  registered  form,  the  Registrar  shall cancel such
Global  Bonds and shall  reduce the  holdings  of Cede   Co. on the  Register to nil.  Bonds in  definitive  registered  form issued in exchange for the Global Bonds  pursuant to this section  shall be  registered  in such names as DTC pursuant to  instructions  from its direct or indirect  participants  or otherwise,  shall instruct the Registrar or the Province.  The Registrar  shall deliver such Bonds in definitive  registered form to or as directed by the persons in whose names such definitive  registered Bonds are so registered and, to the  extent  reasonably  practicable  in the  circumstances,  shall  direct  all  payments  to be made in  respect  of such Bonds in definitive  registered form to the registered  holders thereof on or after such exchange  regardless of whether such exchange  occurred after the record date for such payment.

                  All Bonds in definitive  registered  form issued upon the exchange of the Global Bonds shall be valid  obligations of the Province,  evidencing the same debt,  entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to a Global Bond) as the Global Bonds surrendered upon such exchange.

7.       Payment.  (a) The Province  will pay to the  Registrar,  in same day funds,  in such coin or currency of the United  States of
America as at the time of payment is legal  tender for  payment of public  and  private  debts,  to an account to be  specified  by the
Registrar,  on the day on which the same shall become due (or the next succeeding  Business Day if such due date falls upon a day which is not a Business Day as defined below,  unless such next following Business Day falls in the next succeeding  calendar month, in which case the related  payment will be made on the  immediately  preceding  Business  Day as if made on the date such payment was due),  all amounts to be paid on the Bonds for  principal  and  interest  on that date as  required  by the terms of the Bonds,  and the  Province hereby  authorizes  and directs the  Registrar,  from the funds so paid to it, to make payment of the principal and interest in respect of the Bonds in  accordance  with their terms and the  provisions  set forth below.  For the purposes of this Section  7(a),  "Business
Day" shall  mean a day on which  banking  institutions  in The City of New York,  the City of London  and the City of  Toronto  are not
authorized or obligated by law or executive order to be closed.

(b)      Payment of  principal  and  interest on the Global  Bonds shall be made by the  Registrar to Cede   Co., as nominee of DTC, in
same day funds in accordance with procedures agreed to between the Registrar and DTC.

(c)      Payment of principal in respect of Bonds in definitive  registered  form issued  pursuant to Section 6(b) hereof shall be made against  surrender at the office of the Registrar in the Borough of  Manhattan,  The City and State of New York or at the office of any
Paying Agent  appointed by the Province for such purpose  pursuant to this Fiscal Agency  Agreement  and any Paying  Agency  Agreement.
Payment of interest due prior to or on the Maturity  Date or on any  Redemption  Date will be made by  forwarding  by post or otherwise delivering  a cheque to the  registered  addresses  of  registered  holders  of Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Bonds.  Such cheque  shall be dated the due date for payment and made payable to the order of the  registered  holder  or, in the case of joint  registered  holders,  to the order of all such joint  holders  (failing instructions  from them to the  contrary) and shall be sent to the address of that one of such joint holders whose name stands first in the register as one of such joint  holders.  The Registrar  shall mail or otherwise  deliver such cheques to the names and addresses of registered  holders of Bonds  sufficiently  in advance of the relevant due date for payment that receipt of such cheques by  registered holders on or before the due date is reasonably assured.

(d)      All moneys paid to the  Registrar  under  Section 7(a) of this  Agreement  shall be held by it in a separate  account from the moment when such money is received  until the time of actual  payment,  in trust for the  registered  holders of Bonds to be applied by the Registrar to payments due on the Bonds at the time and in the manner  provided for in this  Agreement and the Bonds,  provided that if the  Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure,  the Province  otherwise duly makes such payments to the registered  holders of Bonds,  the Registrar  shall thereupon hold such moneys paid to it under Section
7(a) in trust for the  Province.  Any money  deposited  with the  Registrar  for the payment of the principal or interest in respect of any Bond  remaining  unclaimed for two years after such  principal or interest shall have become due and payable shall be repaid to the
Province without  interest,  and the registered holder of a Bond may thereafter look only to the Province for any payment to which such holder may be entitled.

8.       Mutilated,  Destroyed,  Stolen or Lost Bond  Certificates.  (a) If any Bond  certificate  is  mutilated,  defaced,  destroyed, stolen or lost,  application  for  replacement  shall be made to the Registrar who shall  promptly  transmit  such  application  to the
Province.  Such  application  shall be accompanied by the mutilated or defaced  certificate or proof,  satisfactory  to the Province in its discretion,  of the destruction,  theft or loss of the certificate,  and upon receipt by the Province of an indemnity  satisfactory to it, the Province  shall execute a new  certificate of like tenor,  and upon written  instructions  from the Province,  the Registrar shall thereupon cancel the mutilated or defaced  certificate and adjust the Register to reflect the  cancellation,  destruction,  theft or loss of a  certificate,  as the case may be, and  authenticate,  register  and deliver  such new  certificate  in  exchange  for the mutilated or defaced  certificate or in  substitution  for the destroyed,  stolen or lost  certificate.  Such  replacement  certificate shall be so dated that neither  gain nor loss in interest  will result from such  exchange or  substitution.  All  expenses  associated with procuring any indemnity and with the preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

(b)      Whenever any Bond alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is presented to the  Registrar,  any Paying Agent or any Additional  Transfer  Agent for payment on the Maturity  Date,  the Redemption  Date or for registration  of transfer or exchange,  the Registrar,  the Paying Agent or the Additional  Transfer  Agent,  as the case may be, shall immediately notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

9.       Maturity,  Redemption and Purchases.  (a) Unless  previously  redeemed for tax reasons as provided in the terms and conditions of the Bonds, or repurchased by the Province,  as provided below,  the principal  amount of the Bonds is due and payable on October 18,
2011 (the "Maturity Date").

(b)      In  accordance  with the terms and  conditions  of the Bonds,  upon  receipt of a notice to redeem  and a  certificate  of the
Province,  as set forth in the Bonds,  not less than 30 days and no more than 60 days prior to the Redemption Date, the Registrar shall cause to be published,  in accordance  with Section 19(b)  hereof,  on behalf of the Province a notice of redemption  stating:  (i) the
Redemption Date; (ii) the redemption price; and (iii) if applicable, the place or places of surrender of the Bonds to be redeemed.

(c)      The Province  may, if not in default  under the Bonds,  at any time,  purchase  Bonds in the open  market,  or by tender or by private contract at any price, in accordance with applicable law and may cause the Registrar to cancel any Bonds so purchased.

(d)      If the Province  elects to cancel any Bonds  purchased by it when Bonds have been issued in the form of a Global Bond,  it may require the Registrar to register such  cancellation  and to reduce the outstanding  aggregate  principal amount of the Global Bonds in accordance with the regular procedures of DTC in effect at such time.

10.      Cancellation  and  Destruction.  All Bonds which are paid on the Maturity  Date or the  Redemption  Date, or  surrendered  for registration  of transfer or exchange  for other  certificates  or for  replacement,  shall be  cancelled  by the  Registrar  who shall register such  cancellation.  The Registrar  shall,  as soon as practicable  after the date of cancellation of Bonds under this section or Section  8(a) or the date that the  register  is adjusted to reflect the  destruction,  theft or loss of a  certificate  pursuant to
Section 8(a) hereof,  furnish the Province  with a certificate  or  certificates  stating the serial  numbers and total number of Bonds that have been  cancelled.  The Registrar  shall destroy all cancelled  Bonds in accordance  with the  instructions of the Province and shall furnish to the Province,  on a timely basis,  certificates  of  destruction  stating the serial  numbers,  dollar value and total number of all Bonds destroyed hereunder.

11.      (a) Limit on Liability.  In acting under this  Agreement,  the Registrar,  any Paying Agent and any Additional  Transfer Agent
are acting  solely as agents of the Province and do not assume any  obligation  or  relationship  of agency or trust for or with any of the registered  holders of the Bonds,  except that all funds held by the Registrar,  any Paying Agent or Additional  Transfer Agent for
payment of principal or interest shall be held in trust for the registered holders of Bonds as provided in this Agreement.

(b)      Rights and  Liabilities  of  Registrar.  The  Registrar  shall incur no  liability  for,  or in respect of, any action  taken, omitted to be taken or suffered by it in reliance upon any Bond,  certificate,  affidavit,  instruction,  notice,  request,  direction, order,  statement  or other  paper,  document  or  communications  reasonably  believed by it to be  genuine.  Any order,  certificate, affidavit,  instruction,  notice, request, direction,  statement or other communication from the Province made or given by it and sent, delivered or directed to the Registrar  under,  pursuant to, or as permitted by, any  provision of this  Agreement  shall be sufficient for  purposes of this  Agreement  if such  communication  is in writing  and signed by any  authorized  officer of the  Province or its attorney duly authorized in writing.

(c)      Right of Agent to Own Bonds.  The Registrar,  each Paying Agent,  and each  Additional  Transfer  Agent,  and their  officers, directors and  employees,  may become the holder of, or acquire any interest in, any Bonds,  with the same rights that it or they would have if it were not the  Registrar  or a Paying  Agent or an  Additional  Transfer  Agent  hereunder,  or they were not such  officers, directors or employees,  and may engage or be interested in any financial or other  transaction with the Province and may act on, or as depositary,  trustee or agent for, any committee or body of registered  holders of Bonds or other obligations of the Province as freely as if it were not the Registrar or a Paying Agent or an Additional  Transfer Agent hereunder or they were not such officers,  directors or employees.

12.      Expenses and Indemnity.  (a) In connection  with the Registrar's  appointment  and duties as Registrar,  the Province will pay the Registrar  compensation  in an amount  separately  agreed upon by the Province and the  Registrar.  The Province will indemnify and hold harmless the Registrar,  each Paying Agent and each  Additional  Transfer  Agent against all claims,  actions,  demands,  damages, costs,  losses or liability which may be incurred by the Registrar,  any Paying Agent or any Additional Transfer Agent by reason of, or in connection with, the Registrar's,  any Paying Agent's or any Additional  Transfer Agent's  appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying Agent or any Additional
Transfer Agent or their respective  directors,  officers,  employees or agents.  In addition,  the Province will (i) indemnify and hold harmless the DTC  Custodian  on the same basis as  aforesaid  in respect of its duties as custodian  for DTC but only to the extent the
DTC  Custodian  is not  otherwise  entitled to be  indemnified  or held  harmless  by DTC,  and (ii)  shall,  pursuant to  arrangements separately  agreed  upon  by the  Province  and  the  Registrar,  transfer  to  the  Registrar,  upon  presentation  of  substantiating documentation  satisfactory  to the  Province,  amounts  sufficient  to reimburse  the  Registrar  for certain  out-of-pocket  expenses reasonably  incurred by it and by any Paying Agent in  connection  with their  services.  The  obligation  of the  Province  under this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

(b)      The  Registrar,  each Paying Agent and each  Additional  Transfer  Agent agrees to  indemnify  and hold  harmless the Province against all claims,  actions,  demands,  damages,  costs,  losses and  liabilities  arising out of or relating to any  negligent act or omission,  bad faith or wilful  misconduct of the Registrar,  such Paying Agent or such Additional  Transfer Agent, as the case may be, or its respective  directors,  officers,  employees or agents. The obligations of the Registrar,  each Paying Agent and each Additional
Transfer Agent under this paragraph shall survive  payment of the Bonds and resignation or removal of the Registrar,  each Paying Agent and each Additional Transfer Agent.

(c)      Each indemnified  party shall give prompt notice to each  indemnifying  party of any action commenced against it in respect of which  indemnity  may be sought  under  this Agreement  but failure to so notify any  indemnifying  party shall not relieve it from any liability  which it may have otherwise than on account of this indemnity.  An indemnifying  party may participate at its own expense in the defence of such action.  If it so elects within a reasonable time after receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal advisors  chosen by it and approved by the  indemnified  party  defendant in such action,  unless such indemnified party reasonably  objects to such assumption on the ground that there may be legal defences  available to it which are different  from or in addition to those  available to such  indemnifying  party,  but an  indemnifying  party may not settle any action commenced  against an indemnified  party without the written consent of the indemnified  party. In order to be entitled to an indemnity with respect to a claim hereunder,  an indemnified party will not, without the prior written consent of the indemnifying  party, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether or not the  indemnifying  party is an actual or potential  party to such claim or action).  If an indemnifying  party assumes the defence of any such action,  the  indemnifying  party shall not be liable for any fees or expenses of the legal  advisors of the  indemnified  party incurred  thereafter in connection  with such  action.  In no event shall the  indemnifying  party be liable for the fees and  expenses  of more than one legal  advisor for the indemnified  party in  connection  with any one action or separate  but  similar or related  actions  arising  out of the same  general allegations or circumstances.

13.      (a) Successor  Registrar.  The Province  agrees that there shall at all times be a Registrar  hereunder and that the registrar shall be a bank or trust  company  organized and doing  business  under the laws of the United States of America or of the State of New
York,  in good  standing and having a place of business in the Borough of  Manhattan,  The City and State of New York,  and  authorized under such laws to exercise  corporate  trust  powers,  provided,  the Province may choose to act at any time as its own fiscal  agent, transfer agent, registrar and principal paying agent.

                  The  Registrar  shall not  transfer  or assign  this  Agreement  or any  interest or  obligation  herein  without the
Province's prior written consent.  Any corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated,  or any corporation  resulting from any merger,  conversion or consolidation to which the
Registrar shall sell or otherwise  transfer all or  substantially  all of the corporate trust business of the Registrar,  provided that it shall be qualified as  aforesaid,  shall be the  successor  Registrar  under this  Agreement  without the execution or filing of any paper or any further act on the part of any of the parties  hereto,  but subject to prior notice to and the prior  written  approval of the Province.

(b)      Resignation.  The Registrar may at any time resign by giving  written  notice to the Province of its  resignation,  specifying the date on which its resignation  shall become  effective (which shall not be less than 60 days after the date on which such notice is given unless the Province  shall agree to a shorter  period);  provided that no such notice shall expire less than 30 days before or 30 days after the due date for any payment of  principal or interest in respect of the Bonds.  The  Province  may remove the  Registrar at any  time by  giving  written  notice  to the  Registrar  specifying  the date on which  such  removal  shall  become  effective.  Such resignation  or removal shall only take effect upon the  appointment  by the Province of a successor  Registrar and upon the acceptance of such  appointment by such  successor  Registrar.  Any Paying Agent or Additional  Transfer Agent may resign or may be removed at any time upon like notice,  and the Province in any such case may appoint in  substitution  therefor a new Paying Agent or Paying Agents or
Additional Transfer Agent or Additional Transfer Agents.

(c)      Bankruptcy or Insolvency of Registrar.  The appointment of the Registrar hereunder shall forthwith  terminate,  whether or not notice of such termination  shall have been given, if at any time the Registrar  becomes  incapable of performing its duties hereunder, or is adjudged  bankrupt or  insolvent,  or files a voluntary  petition in  bankruptcy  or makes an  assignment  for the benefit of its creditors  or consents to the  appointment  of a  liquidator  or receiver of all or any  substantial  part of its property or admits in writing its  inability to pay or meet its debts as they mature or suspends  payment  thereof,  or if a resolution is passed or an order made for the winding up or  dissolution  of the  Registrar,  or if a liquidator or receiver of the Registrar of all or any  substantial part of its property is  appointed,  or if any order of any court is entered  approving  any petition  filed by or against it under the provisions of any  applicable  bankruptcy or insolvency  law, or if any public  officer takes charge or control of the Registrar or its property or affairs for the purposes of rehabilitation, conservation or liquidation.

(d)      Appointment  of  Successor.  Prior to the  effective  date of any such  resignation  or  removal of the  Registrar,  or if the
Registrar  shall become  unable to act as such or shall cease to be  qualified as  aforesaid,  the Province  shall  appoint a successor
Registrar,  qualified as  aforesaid.  Upon the  appointment  of a successor  Registrar  and its  acceptance  of such  appointment,  the retiring  Registrar shall, at the direction of the Province and upon payment of its compensation and expenses then unpaid,  deliver and pay over to its  successor  any and all  securities,  money and any other  properties  then in its  possession  as Registrar  and shall thereupon cease to act hereunder.

(e)      Payment of Certain  Registrar's Fees Upon  Termination.  If the Registrar  resigns pursuant to Section 13(b) of this Agreement or ceases to act as the  Province's  fiscal agent in respect of the Bonds  pursuant to Section 13(c) of this  Agreement,  the Registrar shall only be entitled to annual fees  otherwise  payable to it under this Agreement on a pro rata basis for that period since the most recent  anniversary of this Agreement during which the Registrar has acted as fiscal agent  hereunder.  In the event that the Registrar ceases to act as the Province's  fiscal agent in respect of the Bonds for any other reason,  the Registrar shall be entitled to receive the full amount of the annual fees payable to it in respect of the Bonds pursuant to Section 12 of this Agreement.

14.      Meetings  of Holders of Bonds.  (a) The  Registrar  shall  convene a meeting  of the  registered  holders of the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written request signed in one or more counterparts  by the  registered  holders of not less than 10% of the  principal  amount of the Bonds then  outstanding  and upon being indemnified as to its reasonable  satisfaction  by the Province or the  registered  holders of Bonds signing such request,  as the case may be,  against the costs which may be incurred in  connection  with the calling and holding of such meeting.  If the Registrar  fails to give notice  convening  such meeting  within 30 days after receipt of such request and  indemnity,  the Province or such  registered holders of Bonds,  as the case may be, may convene  such  meeting.  Every such meeting  shall be held in Toronto,  Canada or such other place as may be approved or determined by the Province.

(b)      At least 21 days'  notice  of any  meeting  shall be given to the  registered  holders  of the  Bonds in the  manner  provided pursuant to the terms and  conditions  of the Bonds and a copy thereof  shall be sent by prepaid  courier to the  Registrar  unless the meeting has been called by the Registrar,  and to the Province,  unless the meeting has been called by the Province.  Such notice shall state the time,  place and purpose of the meeting and the general  nature of the business to be  transacted  at the meeting,  and shall include a statement  to the effect that,  prior to 48 hours  before the time fixed for the meeting,  (i) in the case of Bonds issued in the form of a Global Bond,  those persons recorded in the Register,  or (ii) in the limited  circumstances in which Bonds in definitive registered  form have been issued,  those  registered  holders of Bonds who deposit  their Bonds with the Registrar or any other person authorized for such purpose by the Registrar or the Province,  shall be entitled to obtain voting  certificates for appointing  proxies
(subject to such procedures and  requirements  as the Province and the Registrar may prescribe),  but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at such meeting or any other provisions.

(c)      A registered  holder of Bonds may appoint any person by  instrument  in writing as the holder's  proxy in respect of a meeting of the registered  holders of Bonds or any adjournment of such meeting,  and such proxy shall have all rights of the registered  holder of Bonds in respect of such meeting.  All written  notices to DTC of meetings shall contain a requirement  that the registered  holders of Bonds must  notify  clearing  system  participants  and, if known,  beneficial  owners of Bonds of the  meeting in  accordance  with procedures  established from time to time by such clearing systems.  The registered holders of Bonds shall seek voting  instructions on the matters to be raised at such meeting from the clearing system participants or, if known, from the beneficial owners of Bonds.

(d)      A person,  who need not be a registered  holder of Bonds,  will be nominated in writing by the Registrar as chairperson of the meeting and if no person is so nominated  or if the person so  nominated  is not present  within 15 minutes from the time fixed for the holding of the  meeting,  the  registered  holders of the Bonds  present in person or by proxy shall  choose some person  present to be chairperson, and failing such choice, the Province may appoint a chairperson.

(e)      At a meeting of  registered  holders of Bonds,  a quorum shall consist of one or more  registered  holders of Bonds present in person or by proxy who  represent  at least a majority in  principal  amount of the Bonds at the time  outstanding.  If a quorum of the registered  holders of Bonds shall not be present within  one-half hour after the time fixed for holding any meeting,  the meeting,  if convened by or at the request of registered  holders of Bonds,  shall be dissolved,  but if otherwise  convened the meeting shall stand adjourned  without  notice to the same day in the next week (unless such day is not a business day in the place where the meeting is to take place in which case it shall stand  adjourned  until the next such business day following  thereafter)  at the same time and place unless the  chairperson  appoints  some other  place in  Toronto,  Ontario,  or some other day or time of which not less than seven (7)
days' notice shall be given in the manner provided above. At the adjourned  meeting one or more registered  holders of Bonds present in person  or by proxy  shall  constitute  a quorum  and may  transact  the  business  for  which  the  meeting  was  originally  convened notwithstanding that they may not represent at least a majority in principal amount of the Bonds then outstanding.

(f)      The  chairperson of any meeting at which a quorum of the  registered  holders of Bonds is present may, with the consent of the registered  holder(s) of a majority of principal  amount of the Bonds  represented  thereat,  adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

(g)      Every motion or question  submitted to a meeting shall be decided by  Extraordinary  Resolution  (as defined below) and in the first  place by the votes  given on a show of  hands.  At any such  meeting,  unless a poll is duly  demanded  as  herein  provided,  a declaration by the  chairperson  that a resolution has been carried or carried  unanimously or by a particular  majority or lost or not carried by a  particular  majority  shall be  conclusive  of the fact.  On any  question  submitted  to a meeting  when  ordered by the chairperson  or  demanded  by a show of hands by one or more  registered  holders of Bonds  acting in person or by proxy and holding at least 2% in principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

(h)      On a poll,  each  registered  holder of Bonds present in person or  represented  by a proxy duly appointed by an instrument in writing  shall be  entitled to one vote in respect of each  US$5,000  principal  amount of Bonds of which the person  shall then be the registered  holder  (calculated on a pro rata basis for registered  holders who hold Bonds in integral  multiples of US$1,000 in excess of US$5,000).  A proxy need not be a registered  holder of Bonds.  In the case of Bonds held jointly,  any one of the joint  registered holders  present in person or by proxy may vote in the absence of the other or others;  but in case more than one of them be present in person or by proxy,  only one of them may vote in respect of each US$5,000  principal  amount of Bonds (or such greater amount of Bonds that is not an integral multiple of US$5,000) of which they are joint registered holders.

(i)      The Province and the Registrar,  by their  authorized  representatives,  officers and  directors,  and the financial and legal advisors of the Province and the Registrar may attend any meeting of the registered holders of Bonds, but shall have no vote as such.

(j)      Except as set forth in Section 18 hereof,  the  registered  holders of the Bonds may consent by  Extraordinary  Resolution (as defined  below) to any  modification  or  amendment  proposed  by the  Province  to this  Agreement  and the  Bonds.  An  Extraordinary
Resolution duly passed at any such meeting shall be binding on all registered  holders of Bonds,  whether present or not;  however,  no such  modification  or amendment to this Agreement or the Bonds shall,  without the consent of the registered  holder of each such Bond affected  thereby;  (a) change the Maturity  Date of any Bond or change any Interest  Payment  Date;  (b) reduce the  principal  amount thereof or the rate of  interest  payable  thereon;  (c) change the coin or  currency  of payment of any Bond;  (d) impair the right to institute  suit for the  enforcement  of any such payment on or with respect to such Bond;  or (e) reduce the  percentage  of principal amount of Bonds  necessary  for the taking of any action,  including  modification  or  amendment  of this  Agreement  or the terms and conditions of the Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution" is defined as a resolution  passed at a meeting of registered  holders of Bonds held in accordance  with the provisions of this Agreement and the Bonds by the affirmative  vote of the registered  holders of not less than 66-2/3% of the principal  amount of the Bonds  represented  at the meeting in person or by proxy and voted on the resolution or as an instrument in writing signed in one or more  counterparts  by the registered  holders of not less than 66-2/3% in principal  amount of the outstanding Bonds.

(k)      Minutes of all  resolutions  and  proceedings  at every  meeting of registered  holders of Bonds held in  accordance  with the provisions of this  Agreement  shall be made and entered in books to be from time to time provided for that purpose by the Registrar at the expense of the Province and any such minutes,  if signed by the  chairperson of the meeting at which such  resolutions  were passed or proceedings  taken, or by the chairperson of the next succeeding  meeting of the registered  holders of Bonds,  shall be prima facie evidence of the matters  therein stated and, until the contrary is proved,  every such meeting,  in respect of the proceedings of which minutes shall have been made,  shall be deemed to have been duly held and convened,  and all resolutions  passed and proceedings  taken thereat to have been duly passed and taken.

(l)      Every  Extraordinary  Resolution passed in accordance with the provisions of this Agreement at a meeting of registered holders of Bonds  shall be  binding  upon all the  registered  holders of Bonds,  whether  present at or absent  from such  meeting,  and every instrument in writing signed by registered  holders of Bonds in accordance  with paragraph (j) of this Section 14 shall be binding upon all the registered  holders of Bonds (whether or not a signatory).  Subject to the provisions for its indemnity herein  contained,  the
Registrar shall be bound to give effect accordingly to every such Extraordinary Resolution.

(m)      The  Registrar,  or the Province with the approval of the  Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

(i)      for the deposit of instruments  appointing  proxies at such place as the Registrar,  the Province or the registered holders of
                           Bonds convening a meeting, as the case may be, may in the notice convening such meeting direct; and

(ii)     for the deposit of instruments  appointing  proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments  appointing proxies to be mailed,  cabled or sent by any other means of recorded  communication  before the meeting to the Province or to the Registrar at the place  where the same is to be held and for the  voting of proxies so  deposited  as though the  instruments themselves were produced at the meeting.

                  Any  regulation so made shall be binding and effective  and votes given in  accordance  therewith  shall be valid and shall be counted.  Save as such  regulations  may provide,  the only  persons who shall be entitled to vote at a meeting of  registered holders of Bonds shall be the registered holders thereof or their duly appointed proxies.

15.      Further  Issues.  The  Province  may from time to time,  without  notice to or the  consent of the  registered  holders of the
Bonds,  create and issue further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of interest  following the issue date of such further  bonds) and so that such further  bonds shall be  consolidated  and form a single  series with the Bonds and shall have the same  terms as to  status,  redemption  or  otherwise  as the Bonds.  Any  further  bonds  shall be issued  with the  benefit of an agreement supplemental to this Agreement.

16.      Reports.  The  Registrar  shall  furnish to the  Province  such  reports as may be  required by the  Province  relative to the
Registrar's  performance under this Agreement.  The Province may, whenever it deems it necessary,  inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

17.      Forwarding  of Notice.  If the  Registrar  shall  receive  any notice or demand  addressed  to the  Province  pursuant  to the provisions of the Bonds, the Registrar shall promptly forward such notice or demand to the Province.

18.      Amendments.  This  Agreement and the Bonds may be amended or  supplemented  by the parties  hereto,  without  notice to or the consent of the registered  holder of any Bond, for the purpose of curing any ambiguity,  or of curing,  correcting or supplementing any defective  provision  contained  herein or in the Bonds,  or effecting the issue of further bonds as described under Section 15 of this
Agreement,  or in any other manner which the Province may deem  necessary  or desirable  and which,  in the  reasonable  opinion of the parties hereto, shall not adversely affect the interests of the beneficial owners of the Bonds.

19.      Notices.  (a) Any  communications  from the Province to the  Registrar  with respect to this  Agreement  shall be addressed to
The Bank of New  York,  101  Barclay  Street,  New  York,  New  York  10286,  Attention:  Corporate  Trust  Department,  Fax No.  (212)
815-5802/5803  and any  communications  from the  Registrar to the Province  with respect to this  Agreement  shall be addressed to the
Ontario Financing  Authority,  One Dundas Street West, Suite 1400,  Toronto,  Ontario,  M5G 1Z3, Attention:  Director,  Capital Markets
Operations,  Capital Markets Division,  Fax No. (416) 325-8111 (or such other address as shall be specified in writing by the Registrar or by the  Province,  as the case may be) and shall be  delivered  in person or sent by first  class  prepaid  courier or by  facsimile transmission  subject,  in the case of facsimile  transmission,  to confirmation by telephone to the foregoing  addresses.  Such notice shall take effect in the case of delivery in person,  at the time of delivery,  in the case of delivery by first class prepaid  courier seven (7)  business  days after  dispatch  and in the case of  delivery  by  facsimile  transmission,  at the time of  confirmation  by telephone.

(b)      All notices to the registered  holders of Bonds will be published in English in the Financial  Times in London,  England,  The
Wall Street Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada. If at any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English  language  newspaper with general  circulation in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication or, if published more than once or on different  dates,  on the first date on which  publication is made.  Written notice will also be given to DTC, provided at the time of such notice the Bonds are represented by the Global Bonds.

20.      Governing Law and  Counterparts.  This Agreement  shall be governed by, and  interpreted  in accordance  with, the laws of the
Province of Ontario and the laws of Canada  applicable in Ontario.  This Agreement may be executed in any number of counterparts,  each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.      Headings.  The headings for the sections of this Agreement are for convenience only and are not part of this Agreement.

22.      Enurement.  Agreement  shall enure to the benefit of and be binding upon the parties  hereto and their  respective  successors and permitted assigns.

                  IN WITNESS WHEREOF, the parties hereto have executed this Fiscal Agency Agreement as of the date first above written.

                                                     PROVINCE OF ONTARIO

                                                     By:    /s/ Irene Stich
                                                           ------------------------------------
                                                           Name:     Irene Stich
                                                           Title:    Director
                                                                     Capital Markets Operations
                                                                     Capital Markets Division
                                                                     Ontario Financing Authority

                                                     THE BANK OF NEW YORK
                                                     as Registrar and additional Paying Agent in London

                                                     By:    /s/ Luis Perez
                                                           -------------------------------
                                                           Name: Luis Perez
                                                           Title: Assistant Vice President

Unless this  certificate is presented by an authorized  representative  of The Depository  Trust Company,  a New York  corporation  (55
Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for  registration of transfer,
exchange or payment,  and any  certificate  issued is  registered in the name of Cede   Co. or in such other name as is requested by an
authorized  representative  of the  Depository  (and any payment is made to Cede   Co. or to such other  entity as is  requested  by an
authorized  representative of the Depository),  ANY TRANSFER,  PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS
WRONGFUL inasmuch as the registered owner hereof, Cede   Co., has an interest herein.

REGISTERED
NO.  PL-A0001                                                                         CUSIP:            683234 YS 1
SERIES: PL                                                                            ISIN:            US683234YS19

                                                          PROVINCE OF ONTARIO
                                                    5.00% BOND DUE OCTOBER 18, 2011

                  The  Province  of  Ontario  (the  "Province"),  for value  received,  hereby  promises  to pay to Cede   Co.,  or its
registered  assigns,  the principal sum of FIVE HUNDRED  MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the  "Principal  Amount") in
lawful  money of the United  States of America on October 18, 2011 (the  "Maturity  Date") (or on such  earlier  date as the  Principal
Amount may become  payable  hereunder),  upon  presentation  and  surrender of this Bond and to pay  interest  thereon,  together  with
Additional  Amounts (as defined  below),  if any, at the rate of 5.00% per annum from  October 18, 2006 until the  principal  hereof is paid.  Interest for the period from,  and including,  October 18, 2006 to, but  excluding,  April 18, 2007 will be payable on April 18,
2007 (the  "Initial Interest Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual  installments in arrears on the 18th day of April and the 18th day of October in each year (each such date,  and the Initial  Interest  Payment Date, an "Interest Payment Date").

                  This is a fully  registered  Global Bond (the "Global Bond") in respect of a duly authorized issue of debt securities of the Province  designated as its 5.00% Bonds due October 18, 2011 (the "Bonds").  This Global Bond is limited in aggregate  principal amount to  US$500,000,000.  This Global  Bond and all the rights of the  registered  holder  hereof are  expressly  subject to a fiscal agency  agreement  dated as of October 18, 2006 (the "Fiscal  Agency  Agreement")  between the  Province  and The Bank of New York,  as fiscal  agent,  transfer  agent,  registrar and principal  paying agent (the  "Registrar",  which term includes any successor as fiscal agent,  transfer  agent,  registrar  and  principal  paying  agent) to which  Fiscal  Agency  Agreement  reference is hereby made for a statement of the respective  rights,  duties and immunities of the Province,  the Registrar and holders of the Bonds and the terms upon which  the Bonds  are,  and are to be,  authenticated  and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute a contract,  all the terms and  conditions of which the registered  holder by acceptance  hereof assents to and is deemed to have  notice of.  Capitalized  terms not  defined  herein  shall have the  meaning  assigned  to them in the Fiscal  Agency  Agreement.
Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts  which may be payable hereunder.

                  This Global Bond is issued under the  authority of an Order of the  Lieutenant  Governor in Council of Ontario,  made pursuant to the  Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all  purposes be governed  by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this  Global  Bond is a charge on and payable out of the  Consolidated
Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference or priority.  This Global Bond ranks equally with all of the Province's  other  unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

                  Interest on this Global Bond will accrue from the most recent Interest  Payment Date to which interest has been paid, or, if no interest has been paid or duly  provided for,  from October 18, 2006,  until the principal  hereof has been paid or duly made available  for  payment.  Any overdue  principal  or  interest  on this Global Bond shall bear  interest at the rate of 5.00% per annum
(before as well as after  judgment)  until paid,  or if earlier,  when the full amount of the moneys  payable has been  received by the
Registrar and notice to that effect has been given in accordance  with the  provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this Global Bond (or one or more  predecessor  Global  Bonds) is registered at the close of business on April 3rd or October 3rd (whether or not a Business Day, as defined  below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record Date").  Any such interest  not so  punctually  paid or duly  provided  for will be paid to the  person in whose  name this  Global  Bond (or one or more predecessor  Global Bonds) is registered at the close of business on a special record date for the payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special record date, or be paid at any time in any other lawful  manner.  Interest  payments on this Global Bond will include  interest accrued to but excluding the Interest  Payment Dates.  Interest will be calculated on the basis of a 360-day year  consisting of twelve
30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without affecting the interest payable to the  registered  holder of this Global Bond,  the yearly rate of interest which is equivalent to the rate of interest for any period of less than one year is the rate of interest for such period  multiplied  by a fraction,  the  numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the Maturity  Date,  any Interest  Payment  Date or any  Redemption  Date (as defined in the Fiscal
Agency  Agreement)  with respect to this Global Bond shall be a day that is not a Business Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment,  unless such next following  Business Day falls in the next succeeding  calendar month, in which case the related payment will be made on the  immediately  preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business Day"
means a day on which banking  institutions  in The City of New York,  the City of London and the City of Toronto are not  authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered form are issued in exchange for this Global Bond, payment of the principal of such
Bonds will be made upon  presentation  and  surrender of such Bonds at the office of the Registrar  maintained  for that purpose in the
Borough of Manhattan,  The City and State of New York, or at the office of any Paying Agent  appointed by the Province for such purpose pursuant to the Fiscal  Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered  holders of Bonds,  or, at the option of the Province, otherwise  transferring  funds to the  registered  holders of the Bonds.  If the Maturity  Date,  the  Redemption  Date or any Interest
Payment Date is a Business  Day but is a day on which any Paying Agent is closed at the  applicable  place of payment,  the  registered holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions  in such place of payment are not authorized or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal of and interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global  Bond is not subject to any sinking  fund and is not  redeemable  at the option of the  Province,  unless certain  events occur  involving  Canadian  taxation as set forth below,  and is not repayable at the option of the holder prior to the
Maturity Date.

                  All payments of, or in respect of, principal of and interest on this Global Bond will be made without  withholding of or deduction  for, or on account of, any present or future  taxes,  duties,  assessments  or charges of  whatsoever  nature  imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having power to tax, unless such taxes,  duties,  assessments or charges are required by law or by the administration or interpretation  thereof to be withheld or deducted.  In that event, the Province  (subject to its right of redemption  described herein below) will pay to the registered holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Bonds of the amounts which would otherwise have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a  beneficial  owner of which is subject to such taxes,  duties,  assessments  or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise than merely by the ownership as a non-resident  of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the Relevant  Date,  except to the extent that the holder  thereof  would have been entitled to such  Additional  Amounts on the last day of such period of 15 days.  For this purpose,  the "Relevant  Date"
         in relation to any Bond means whichever is the later of:

(i)      the date on which the payment in respect of such Bond becomes due and payable; or

(ii)     if the full amount of the moneys  payable on such date in respect of such Bond has not been  received by the  Registrar  on or prior to such date,  the date on which  notice is duly given to the  holders of Bonds that such  moneys have been so received.

                  Unless previously redeemed for tax reasons,  as provided below, or repurchased by the Province,  the Principal Amount of this Global Bond is due and payable on October 18, 2011.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time,  on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders of Bonds in  accordance  with  Section 19 of the Fiscal  Agency
Agreement (which notice shall be irrevocable),  at 100% of the principal amount thereof,  together with interest accrued thereon to the
Redemption  Date,  if (a) the Province has or will become  obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment  to, the laws or  regulations  of Canada or any province or political  subdivision  thereof,  or any  authority thereof  or  agency  therein  having  power to tax,  or any  change  in the  application  or  official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after October 11, 2006, and (b) such obligation  cannot be avoided by the Province taking  reasonable  measures  available to it,  provided that no such notice of redemption  shall be given earlier than 90 days prior to the earliest  date on which the  Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the Bonds then due. Prior to the  publication  of any notice of redemption  pursuant to this  paragraph,  the Province shall deliver to the Registrar a certificate  signed by an officer of the Province  stating that the Province is entitled to effect such  redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The  Registrar has been  appointed  registrar  for the Bonds,  and the  Registrar  will maintain at its office in the
Borough of  Manhattan,  The City and State of New York, a register  (herein,  the  "Register")  for the  registration  of Bonds and the registration  of transfers  and  exchanges  of Bonds.  Subject to the  limitations,  terms and  conditions  set forth herein and in the
Fiscal  Agency  Agreement,  this Global Bond may be  transferred  at the office of the Registrar by  surrendering  this Global Bond for cancellation,  and thereupon the Registrar shall issue and register in the name of the transferee,  in exchange  herefor,  a new Global
Bond (or other global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal Agency  Agreement,  this Global Bond is exchangeable  at the office of the Registrar for Bonds in definitive  registered form without  coupons of authorized  denominations  of
US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of US$5,000 in an equal  aggregate  principal  amount and having identical  terms and conditions as this Global Bond,  except to the extent that such terms and conditions  specifically  relate to this
Global  Bond  as a  global  security.  On or  after  such  exchange,  the  Registrar,  to  the  extent  reasonably  practicable  in the circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered  form to the  registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this Global Bond is surrendered  for transfer,  it shall be  accompanied  by a written  instrument  of transfer in form  satisfactory  to the  Registrar and executed by the registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service  charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require  payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to register any transfer or exchange of this Global Bond during the period from any Regular Record Date to the  corresponding  Interest  Payment Date or during the period from the Redemption  Record Date (as defined in the Fiscal  Agency  Agreement)  to the  Redemption  Date.  Neither  the  Province  nor the  Registrar  shall be required to make any exchange of Bonds,  if as a result  thereof,  the  Province  may incur  adverse  tax or other  similar  consequences  under the laws or regulations  of any  jurisdiction  in effect at the time of the  exchange.  No  provision  of this Global Bond or of the Fiscal  Agency
Agreement  shall alter or impair the  obligation  of the  Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province,  the Registrar or any Paying  Agent  shall be affected  by notice to the  contrary.  All  payments  to or on the order of the  registered  holder of this
Global Bond are valid and  effectual to discharge  the  liability of the Province and the  Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  The  Province's  obligation  to pay an amount of  interest on the Bonds will cease if a claim for the payment of such interest is not made within two years after the date on which such  interest  becomes due and payable.  The  Province's  obligation  to pay the principal  amount of the Bonds will cease if the Bonds are not  presented for payment  within two years after the date on which such principal becomes due and payable.

                  The  Province  and the  Registrar  may,  at any time or from time to time,  without  notice to or the  consent of the registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement to create and issue further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such  further  bonds  shall be  consolidated  and form a single  series  with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

                  The Fiscal Agency  Agreement and the Bonds may be amended by the Province on the one hand, and the Registrar,  on the other hand,  without  notice to or the  consent of the  registered  holder of any Bond,  for the  purpose of curing any  ambiguity,  or curing,  correcting or supplementing any defective  provisions  contained therein or herein, or effecting the issue of further bonds as described above or in any other manner which the Province may deem necessary or desirable and which,  in the reasonable  opinion of the
Province,  on the one hand, and the Registrar,  on the other hand, will not adversely affect the interests of the beneficial  owners of
Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of Bonds to consent by
Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal Agency Agreement
(except as provided in the two immediately preceding paragraphs) and the Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all  registered  holders of Bonds, whether present or not;  however,  no such  modification or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may,  without the consent of the registered  holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any  Interest  Payment  Date;  (b) reduce the  principal  amount of any such Bond or the rate of  interest  payable thereon;  (c) change the  currency  of payment of any such Bond;  (d) impair the right to  institute  suit for the  enforcement  of any payment on or with respect to such Bond;  or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification  or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term "Extraordinary  Resolution" is defined in the Fiscal Agency Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66-2/3% of the principal amount of Bonds represented  at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing  signed by the registered holders  of not less  than  66-2/3% in  principal  amount  of the  outstanding  Bonds.  The  quorum at any such  meeting  for  passing  an
Extraordinary  Resolution  is one or more  registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding,  or at any adjourned meeting called by the Province or the Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

                  All  notices to the  registered  holders  of Bonds will be  published  in English in the  Financial  Times in London,
England,  The Wall Street Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the London  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed or the rules of the Financial  Services  Authority (UK) so require,  the Province agrees to appoint and maintain a paying agent in London.

                  Unless the certificate of authentication  hereon has been executed by the Registrar by manual signature,  this Global
Bond shall not be entitled to any benefit under the Fiscal Agency Agreement or be valid or obligatory for any purpose.

                  IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law, has caused this Global Bond to be duly executed by an authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  October 18, 2006                                  PROVINCE OF ONTARIO

                                                          By:
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
         Authorized Signatory

Unless this  certificate is presented by an authorized  representative  of The Depository  Trust Company,  a New York  corporation  (55
Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for  registration of transfer,
exchange or payment,  and any  certificate  issued is  registered in the name of Cede   Co. or in such other name as is requested by an
authorized  representative  of the  Depository  (and any payment is made to Cede   Co. or to such other  entity as is  requested  by an
authorized  representative of the Depository),  ANY TRANSFER,  PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS
WRONGFUL inasmuch as the registered owner hereof, Cede   Co., has an interest herein.

REGISTERED
NO.  PL-A0002                                                                         CUSIP:            683234 YS 1
SERIES: PL                                                                            ISIN:            US683234YS19

                                                          PROVINCE OF ONTARIO
                                                    5.00% BOND DUE OCTOBER 18, 2011

                  The  Province  of  Ontario  (the  "Province"),  for value  received,  hereby  promises  to pay to Cede   Co.,  or its
registered  assigns,  the principal sum of FIVE HUNDRED  MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the  "Principal  Amount") in
lawful  money of the United  States of America on October 18, 2011 (the  "Maturity  Date") (or on such  earlier  date as the  Principal
Amount may become  payable  hereunder),  upon  presentation  and  surrender of this Bond and to pay  interest  thereon,  together  with
Additional  Amounts (as defined  below),  if any, at the rate of 5.00% per annum from  October 18, 2006 until the  principal  hereof is paid.  Interest for the period from,  and including,  October 18, 2006 to, but  excluding,  April 18, 2007 will be payable on April 18,
2007 (the "Initial Interest Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments in arrears on the 18th day of April and the 18th day of October in each year (each such date,  and the Initial  Interest  Payment Date, an "Interest Payment Date").

                  This is a fully  registered  Global Bond (the "Global Bond") in respect of a duly authorized issue of debt securities of the Province  designated as its 5.00% Bonds due October 18, 2011 (the "Bonds").  This Global Bond is limited in aggregate  principal amount to  US$500,000,000.  This Global  Bond and all the rights of the  registered  holder  hereof are  expressly  subject to a fiscal agency  agreement  dated as of October 18, 2006 (the "Fiscal  Agency  Agreement")  between the  Province  and The Bank of New York,  as fiscal  agent,  transfer  agent,  registrar and principal  paying agent (the  "Registrar",  which term includes any successor as fiscal agent,  transfer  agent,  registrar  and  principal  paying  agent) to which  Fiscal  Agency  Agreement  reference is hereby made for a statement of the respective  rights,  duties and immunities of the Province,  the Registrar and holders of the Bonds and the terms upon which  the Bonds  are,  and are to be,  authenticated  and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute a contract,  all the terms and  conditions of which the registered  holder by acceptance  hereof assents to and is deemed to have  notice of.  Capitalized  terms not  defined  herein  shall have the  meaning  assigned  to them in the Fiscal  Agency  Agreement.
Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts  which may be payable hereunder.

                  This Global Bond is issued under the  authority of an Order of the  Lieutenant  Governor in Council of Ontario,  made pursuant to the  Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all  purposes be governed  by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this  Global  Bond is a charge on and payable out of the  Consolidated
Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference or priority.  This Global Bond ranks equally with all of the Province's  other  unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

                  Interest on this Global Bond will accrue from the most recent Interest  Payment Date to which interest has been paid, or, if no interest has been paid or duly  provided for,  from October 18, 2006,  until the principal  hereof has been paid or duly made available  for  payment.  Any overdue  principal  or  interest  on this Global Bond shall bear  interest at the rate of 5.00% per annum
(before as well as after  judgment)  until paid,  or if earlier,  when the full amount of the moneys  payable has been  received by the
Registrar and notice to that effect has been given in accordance  with the  provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this Global Bond (or one or more  predecessor  Global  Bonds) is registered at the close of business on April 3rd or October 3rd (whether or not a Business Day, as defined  below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record Date").  Any such interest  not so  punctually  paid or duly  provided  for will be paid to the  person in whose  name this  Global  Bond (or one or more predecessor  Global Bonds) is registered at the close of business on a special record date for the payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special record date, or be paid at any time in any other lawful  manner.  Interest  payments on this Global Bond will include  interest accrued to but excluding the Interest  Payment Dates.  Interest will be calculated on the basis of a 360-day year  consisting of twelve
30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without affecting the interest payable to the  registered  holder of this Global Bond,  the yearly rate of interest which is equivalent to the rate of interest for any period of less than one year is the rate of interest for such period  multiplied  by a fraction,  the  numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the Maturity  Date,  any Interest  Payment  Date or any  Redemption  Date (as defined in the Fiscal
Agency  Agreement)  with respect to this Global Bond shall be a day that is not a Business Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment,  unless such next following  Business Day falls in the next succeeding  calendar month, in which case the related payment will be made on the  immediately  preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business Day"
means a day on which banking  institutions  in The City of New York, the City of London,  and the City of Toronto are not authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered form are issued in exchange for this Global Bond, payment of the principal of such
Bonds will be made upon  presentation  and  surrender of such Bonds at the office of the Registrar  maintained  for that purpose in the
Borough of Manhattan,  The City and State of New York, or at the office of any Paying Agent  appointed by the Province for such purpose pursuant to the Fiscal  Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered  holders of Bonds,  or, at the option of the Province, otherwise  transferring  funds to the  registered  holders of the Bonds.  If the Maturity  Date,  the  Redemption  Date or any Interest
Payment Date is a Business  Day but is a day on which any Paying Agent is closed at the  applicable  place of payment,  the  registered holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions  in such place of payment are not authorized or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal of and interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global  Bond is not subject to any sinking  fund and is not  redeemable  at the option of the  Province,  unless certain  events occur  involving  Canadian  taxation as set forth below,  and is not repayable at the option of the holder prior to the
Maturity Date.

                  All payments of, or in respect of, principal of and interest on this Global Bond will be made without  withholding of or deduction  for, or on account of, any present or future  taxes,  duties,  assessments  or charges of  whatsoever  nature  imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having power to tax, unless such taxes,  duties,  assessments or charges are required by law or by the administration or interpretation  thereof to be withheld or deducted.  In that event, the Province  (subject to its right of redemption  described herein below) will pay to the registered holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Bonds of the amounts which would otherwise have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a  beneficial  owner of which is subject to such taxes,  duties,  assessments  or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise than merely by the ownership as a non-resident  of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the Relevant  Date,  except to the extent that the holder  thereof  would have been entitled to such  Additional  Amounts on the last day of such period of 15 days.  For this purpose,  the "Relevant  Date"
         in relation to any Bond means whichever is the later of:

                  (i)      the date on which the payment in respect of such Bond becomes due and payable; or

                  (ii)     if the full amount of the moneys  payable on such date in respect of such Bond has not been  received by the
                           Registrar  on or prior to such date,  the date on which  notice is duly  given to the  holders of Bonds that such moneys have been so received.

                  Unless previously redeemed for tax reasons,  as provided below, or repurchased by the Province,  the Principal Amount of this Global Bond is due and payable on October 18, 2011.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time,  on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders of Bonds in  accordance  with  Section 19 of the Fiscal  Agency
Agreement (which notice shall be irrevocable),  at 100% of the principal amount thereof,  together with interest accrued thereon to the
Redemption  Date,  if (a) the Province has or will become  obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment  to, the laws or  regulations  of Canada or any province or political  subdivision  thereof,  or any  authority thereof  or  agency  therein  having  power to tax,  or any  change  in the  application  or  official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after October 11, 2006, and (b) such obligation  cannot be avoided by the Province taking  reasonable  measures  available to it,  provided that no such notice of redemption  shall be given earlier than 90 days prior to the earliest  date on which the  Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the Bonds then due. Prior to the  publication  of any notice of redemption  pursuant to this  paragraph,  the Province shall deliver to the Registrar a certificate  signed by an officer of the Province  stating that the Province is entitled to effect such  redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The  Registrar has been  appointed  registrar  for the Bonds,  and the  Registrar  will maintain at its office in the
Borough of  Manhattan,  The City and State of New York, a register  (herein,  the  "Register")  for the  registration  of Bonds and the registration  of transfers  and  exchanges  of Bonds.  Subject to the  limitations,  terms and  conditions  set forth herein and in the
Fiscal  Agency  Agreement,  this Global Bond may be  transferred  at the office of the Registrar by  surrendering  this Global Bond for cancellation,  and thereupon the Registrar shall issue and register in the name of the transferee,  in exchange  herefor,  a new Global
Bond (or other global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal Agency  Agreement,  this Global Bond is exchangeable  at the office of the Registrar for Bonds in definitive  registered form without  coupons of authorized  denominations  of
US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of US$5,000 in an equal  aggregate  principal  amount and having identical  terms and conditions as this Global Bond,  except to the extent that such terms and conditions  specifically  relate to this
Global  Bond  as a  global  security.  On or  after  such  exchange,  the  Registrar,  to  the  extent  reasonably  practicable  in the circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered  form to the  registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this Global Bond is surrendered  for transfer,  it shall be  accompanied  by a written  instrument  of transfer in form  satisfactory  to the  Registrar and executed by the registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service  charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require  payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to register any transfer or exchange of this Global Bond during the period from any Regular Record Date to the  corresponding  Interest  Payment Date or during the period from the Redemption  Record Date (as defined in the Fiscal  Agency  Agreement)  to the  Redemption  Date.  Neither  the  Province  nor the  Registrar  shall be required to make any exchange of Bonds,  if as a result  thereof,  the  Province  may incur  adverse  tax or other  similar  consequences  under the laws or regulations  of any  jurisdiction  in effect at the time of the  exchange.  No  provision  of this Global Bond or of the Fiscal  Agency
Agreement  shall alter or impair the  obligation  of the  Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province,  the Registrar or any Paying  Agent  shall be affected  by notice to the  contrary.  All  payments  to or on the order of the  registered  holder of this
Global Bond are valid and  effectual to discharge  the  liability of the Province and the  Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  The  Province's  obligation  to pay an amount of  interest on the Bonds will cease if a claim for the payment of such interest is not made within two years after the date on which such  interest  becomes due and payable.  The  Province's  obligation  to pay the principal  amount of the Bonds will cease if the Bonds are not  presented for payment  within two years after the date on which such principal becomes due and payable.

                  The  Province  and the  Registrar  may,  at any time or from time to time,  without  notice to or the  consent of the registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement to create and issue further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such  further  bonds  shall be  consolidated  and form a single  series  with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

                  The Fiscal Agency  Agreement and the Bonds may be amended by the Province on the one hand, and the Registrar,  on the other hand,  without  notice to or the  consent of the  registered  holder of any Bond,  for the  purpose of curing any  ambiguity,  or curing,  correcting or supplementing any defective  provisions  contained therein or herein, or effecting the issue of further bonds as described above or in any other manner which the Province may deem necessary or desirable and which,  in the reasonable  opinion of the
Province,  on the one hand, and the Registrar,  on the other hand, will not adversely affect the interests of the beneficial  owners of
Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of Bonds to consent by
Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal Agency Agreement
(except as provided in the two immediately preceding paragraphs) and the Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all  registered  holders of Bonds, whether present or not;  however,  no such  modification or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may,  without the consent of the registered  holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any  Interest  Payment  Date;  (b) reduce the  principal  amount of any such Bond or the rate of  interest  payable thereon;  (c) change the  currency  of payment of any such Bond;  (d) impair the right to  institute  suit for the  enforcement  of any payment on or with respect to such Bond;  or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification  or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term "Extraordinary  Resolution" is defined in the Fiscal Agency Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66-2/3% of the principal amount of Bonds represented  at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing  signed by the registered holders  of not less  than  66-2/3% in  principal  amount  of the  outstanding  Bonds.  The  quorum at any such  meeting  for  passing  an
Extraordinary  Resolution  is one or more  registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding,  or at any adjourned meeting called by the Province or the Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

                  All  notices to the  registered  holders  of Bonds will be  published  in English in the  Financial  Times in London,
England,  The Wall Street Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the London  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed or the rules of the Financial  Services  Authority (UK) so require,  the Province agrees to appoint and maintain a paying agent in London.

                  Unless the certificate of authentication  hereon has been executed by the Registrar by manual signature,  this Global
Bond shall not be entitled to any benefit under the Fiscal Agency Agreement or be valid or obligatory for any purpose.

                  IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law, has caused this Global Bond to be duly executed by an authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  October 18, 2006                                  PROVINCE OF ONTARIO

                                                          By:
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
         Authorized Signatory

                                                                                Underwriting Agreement

                                                                                                      CONFORMED COPY

                                                     Dated as of October 11, 2006

                                                          PROVINCE OF ONTARIO

                                                          U.S.$1,000,000,000

                                                   5.00% Bonds due October 18, 2011

                                                        UNDERWRITING AGREEMENT

                                                          Province of Ontario

                                                        Underwriting Agreement

                                                                                                                       October 11, 2006

 ABN AMRO Bank N.V.
 Barclays Capital Inc.
 RBC Capital Markets Corporation
 As representatives of the several Underwriters
 c/o             RBC Capital Markets Corporation
                 One Liberty Plaza
                 165 Broadway
                 New York, NY  10006-1404
                 U.S.A.

Dear Sirs:

                  The Province of Ontario (the  "Province")  proposes to sell the  principal  amount of its  securities  identified  in
Schedule I hereto (the "Securities") to the underwriters named in Schedule II hereto (the  "Underwriters"),  for whom you are acting as representatives  (the  "Representatives").  The Securities will be issued in the form of one or more fully registered  permanent global securities  (the "Global  Securities")  registered in the name of Cede & Co., as the nominee of The Depository  Trust Company  ("DTC"), subject to the  provisions  of the fiscal  agency  agreement  identified on Schedule I hereto (the "Fiscal  Agency  Agreement").  As of
October 11,  2006,  (the "Time of Sale"),  the  Province  had  prepared  the  following  information  (collectively,  the "Time of Sale
Information"):  a Preliminary  Final  Prospectus (as defined below) dated October 10, 2006, and the Issuer Free Writing  Prospectus (as
defined below) in the form of Schedule I hereto.  As used herein,  "Issuer Free Writing  Prospectus" shall have the meaning assigned to the term  "issuer free writing  prospectus"  in Section 433 under the U.S.  Securities  Act of 1933,  as amended (the "U.S.  Securities
Act").  This Agreement is to confirm the arrangements with respect to the purchase of the Securities by the Underwriters.

1.       Representations and Warranties.  The Province represents and warrants to, and agrees with, the Underwriters that:

(i)      The  Time of Sale  Information,  at the  Time of Sale and at the  Closing  Date,  did not and will  not,  contain  any  untrue statement of a material  fact or omit to state a material  fact  necessary  in order to make the  statements  therein,  in the light of the circumstances  under which they were made, not misleading;  provided that the Province makes no representation or warranty with respect to any statements or omissions  made in reliance upon and in conformity  with  information  furnished to the Province in writing by such Underwriter  through the  Representatives  expressly for use in such Time of Sale Information.
         The Issuer  Free  Writing  Prospectus  in the form of  Schedule  I hereto  complies  in all  material  respects  with the U.S.
         Securities Act.

(ii)     The Province has filed with the U.S. Securities and Exchange  Commission (the "SEC") a registration  statement or registration statements  under Schedule B of the U.S.  Securities  Act, which has or have become  effective,  for the  registration  of any
         Securities  which may be sold in the United  States  under the U.S.  Securities  Act.  Each such  registration  statement,  as amended at the date of this Agreement,  complies in all material  respects with the  requirements  of the U.S.  Securities Act and the rules and regulations  thereunder.  The Province has filed a Preliminary  Final Prospectus (as defined below) with the
         SEC pursuant to Rule 424 under the U.S.  Securities  Act, which has been furnished to the  Underwriters,  and proposes to file with the SEC pursuant to Rule 424 under the U.S.  Securities  Act a supplement to the form of prospectus  included in the most recent  registration  statement,  or  amendment  thereto,  filed  with  the SEC  relating  to the  Securities  and the plan of distribution  thereof and has advised you of all further information  (financial and other) with respect to the Province to be set forth therein.  The registration  statement or registration  statements,  including the exhibits thereto and the documents incorporated  by  reference  therein,  as amended at the date of this  Agreement,  is or are herein  called the  "Registration
         Statement";  the  prospectus  in the  form in  which  it  appears  in the  Registration  Statement,  including  the  documents incorporated by reference  therein,  is herein called the "Basic  Prospectus";  such supplemented  form of prospectus,  in the form in which it shall be  first  filed  with the SEC  pursuant  to Rule  424  after  the date  hereof  (including  the  Basic
         Prospectus as so  supplemented),  including  the  documents  incorporated  by reference  therein,  is herein called the "Final
         Prospectus";  and any  preliminary  form of the  Final  Prospectus  which  has  heretofore  been  filed  pursuant  to Rule 424
         (including the Basic Prospectus as so  supplemented),  including the documents  incorporated by reference  therein,  is herein called the "Preliminary Final Prospectus".

(iii)    The documents filed by the Province with the SEC pursuant to the U.S.  Securities  Exchange Act of 1934, as amended (the "U.S.
         Exchange Act") that are  incorporated by reference in the Preliminary  Final Prospectus or the Final  Prospectus,  at the time they were filed with the SEC,  complied in all material  respects with the requirements of the U.S. Exchange Act and the rules and regulations thereunder.

(iv)     The Province will publish a prospectus  approved by the UK Listing  Authority (as defined  below) (the "UKLA  Prospectus")  in compliance with Directive  2003/71/EC (the "European Prospectus  Directive") and all laws,  regulations and rules implementing the European  Prospectus  Directive,  as amended from time to time and shall submit (or procure the  submission  on its behalf
         of) such  reports or  information  as may from time to time be required  and  otherwise  comply with the  European  Prospectus
         Directive and all laws, regulations and rules implementing the European Prospectus Directive.

(v)      As of the date hereof,  when the Final  Prospectus is first filed  pursuant to Rule 424 under the U.S.  Securities  Act, when, prior to the Closing Date (as hereinafter defined),  any amendment to the Registration  Statement becomes effective,  when any supplement to the Final Prospectus is filed with the SEC and at the Closing Date, (a) the Registration  Statement,  as amended as of any such time and the Final  Prospectus,  as amended or  supplemented  as of any such time,  complied and will comply in all material  respects with the applicable  requirements of the U.S.  Securities Act and the rules and regulations  thereunder and (b) the  Registration  Statement,  as amended as of any such time,  did not or will not contain any untrue  statement of a material fact or omit to state any material fact  required to be stated  therein or necessary in order to make the  statements therein  not  misleading,  and the Final  Prospectus,  as amended or  supplemented  as of any such time,  will not contain any untrue  statement of a material fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the  statements  therein,  in the light of the  circumstances  under  which they were made,  not  misleading,  and the summary set out in the Final  Prospectus  is not  misleading,  inaccurate  or  inconsistent  when read with other parts of the
         Final  Prospectus;  provided,  however,  that the  Province  makes no  representations  or  warranties  as to the  information contained in or omitted from the  Registration  Statement  or the Final  Prospectus  or any  amendment  thereof or  supplement thereto in reliance  upon and in  conformity  with  information  furnished  in writing to the  Province by or on behalf of any
         Underwriter  through  the  Representatives  specifically  for use in  connection  with  the  preparation  of the  Registration
         Statement or the Final Prospectus.

2.       Purchase and Sale.  Subject to the terms and conditions  and in reliance upon the  representations  and warranties  herein set forth, the Province agrees to sell to each Underwriter,  and each Underwriter,  severally and not jointly,  agrees to purchase from the
Province,  at the purchase  price set forth in Schedule I hereto,  the  principal  amount of the  Securities  set forth  opposite  such
Underwriter's name in Schedule II hereto.

3.       Delivery  and Payment.  Delivery of and payment for the  Securities  shall be made at the offices of Shearman & Sterling  LLP,
Commerce Court West,  Suite 4405,  Toronto,  Ontario,  Canada (or such other place as may be agreed to by the  Representatives  and the
Province) at 9:00 a.m.,  Toronto  time, on October 18, 2006 (or at such time on such later date not later than five business days after such  specified  date as the  Representatives  and the Province  shall agree  upon),  which date and time may be postponed by agreement between the  Representatives  and the Province or as provided in Section 10  hereof (such date and time of delivery and payment for the
Securities  being herein called the "Closing  Date").  Delivery of the Global  Securities  shall be made to the  Representatives  or to their  order for the  respective  accounts  of the  several  Underwriters  against  payment by the  several  Underwriters  through  the
Representatives  of the purchase price thereof to the Province in immediately  available  (same day) funds by transfer to a U.S. dollar account  specified by the Province.  The Global  Securities  shall be  substantially in the form annexed to the Fiscal Agency Agreement and registered in the name of Cede & Co., as nominee of DTC.

                  The Global Securities shall be made available for inspection and checking by the Representatives in Toronto,  Ontario not later than 3:00 P.M.  (Toronto  time) on the business day prior to the Closing  Date.  For  purposes of this  Agreement,  "business day" shall mean a day on which banking  institutions  in the City of Toronto are not authorized or obligated by law or executive  order to be closed.

4.       Listing.  The Province  agrees with the  Underwriters  to file or cause to be filed an application  to the Financial  Services
Authority  in its capacity as  competent  authority  under the  Financial  Services  and Markets Act 2000,  as amended (the "UK Listing
Authority"),  for the  Securities to be admitted to the Official List of the UK Listing  Authority  (the  "Official  List") and for the
Securities  to be  admitted  to trading on the Gilt  Edged and Fixed  Interest  Market of the London  Stock  Exchange  plc (the  "Stock
Exchange") prior to the Closing Date.  References  herein to "list",  "listed" or "listing" when used in relation to the Stock Exchange shall mean admitted to the Official  List and admitted to trading on the Gilt Edged and Fixed  Interest  Market of the Stock  Exchange,
which is a regulated market for the purposes of the Investment  Services Directive  (93/22/EEC).  The Province shall use all reasonable efforts to cause the Securities to be listed on the Stock Exchange on the Closing Date or within seven  business days  thereafter.  The
Province  further  agrees to furnish to the UK Listing  Authority and the Stock Exchange all documents,  instruments,  information  and undertakings  and to  publish  all  advertisements  or other  material  that may be  necessary  in order to effect  the  listing of the
Securities  and to cause the listing of the  Securities  on the Stock  Exchange to be  continued  for so long as any of the  Securities remain outstanding;  provided,  however,  that if in the opinion of the Province,  the continuation of such listing shall become unduly onerous,  then the Province may delist the Securities from the Stock Exchange;  provided,  further, that if the Securities are to be so delisted from the Stock Exchange,  the Province will use its best efforts to obtain the admission to listing,  trading and/or quotation of  the  Securities  by  another  listing  authority,  securities  exchange  and/or  quotation  system  reasonably  acceptable  to  the
Representatives  and the Province prior to the delisting of the Securities  from the Stock  Exchange.  The provisions of this Section 4 shall apply to any other listing  authority,  securities  exchange and/or  quotation  system on which the Securities may be admitted to listing, trading and/or quotation  mutatis mutandis.

5.       Agreements.  (a)  The Province and the Underwriters agree that:

(i)      Prior to the  termination  of the offering of the  Securities,  the Province will not file any  amendment to the  Registration
         Statement,  any  supplement to the Time of Sale  Information or the Final  Prospectus,  or any document that would as a result thereof be  incorporated  by  reference  in the Time of Sale  Information  or the Final  Prospectus,  unless the  Province has furnished  to the  Underwriters  a copy for  their  review  prior to  filing  and will not file any such  proposed  amendment, supplement  or document to which the  Underwriters  reasonably  object,  except  that the  Underwriters  may not object to the filing,  as exhibits to an amendment on Form 18-K/A to the Province's  Annual Report on Form 18-K, of reports  prepared by the
         Province and the Ontario Electricity  Financial  Corporation in the ordinary course.  Subject to the foregoing  sentence,  the
         Province will cause any  Preliminary  Final  Prospectus  and the Final  Prospectus to be filed (or mailed for filing) with the
         SEC pursuant to Rule 424 and the  Province  will file any Issuer Free Writing  Prospectus  to the extent  required by Rule 433 under the U.S.  Securities Act. The Province will promptly advise the  Representatives  (i) when the Time of Sale Information, the Final  Prospectus  or any  document  that  would as a result  thereof be  incorporated  by  reference  in the Time of Sale
         Information  or the Final  Prospectus  shall have been filed (or mailed for filing) with the SEC,  (ii) when any  amendment to the Registration  Statement  relating to the Securities shall have become  effective,  (iii) of any request by the SEC for any amendment  of the  Registration  Statement  or  amendment  of or  supplement  to the  Time of Sale  Information  or the  Final
         Prospectus  or for  any  additional  information  relating  thereto  or to  any  document  incorporated  by  reference  in the
         Preliminary  Final  Prospectus  or the Final  Prospectus,  (iv) of the  issuance by the SEC of any stop order  suspending  the effectiveness  of the  Registration  Statement or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Province of any  notification  with respect to the  suspension of the  qualification  of the Securities for sale in any  jurisdiction  or the initiation or  threatening  of any  proceeding  for such purpose.  The Province will use its best  efforts to prevent  the  issuance of any such stop order and, if issued,  to obtain as soon as possible  the  withdrawal thereof.

(ii)     Before  using or filing any Issuer Free  Writing  Prospectus,  other than the Issuer Free  Writing  Prospectus  in the form of
         Schedule I hereto,  the Province will furnish to the  Representatives  and counsel for the Underwriters a copy of the proposed
         Issuer  Free  Writing  Prospectus  for review and will not use or file any such Issuer Free  Writing  Prospectus  to which the
         Representatives reasonably object provided that the Representatives may not object to a filing that is required.

(iii)    If, at any time when a prospectus  relating to the Securities is required to be delivered  under the U.S.  Securities Act, any event occurs as a result of which the Time of Sale Information or the Final  Prospectus as then amended or supplemented  would include any untrue  statement of a material fact or omit to state any material fact necessary to make the  statements  therein in the light of the  circumstances  under  which  they  were  made not  misleading,  or if it shall be  necessary  to amend or supplement  the Time of Sale  Information  or the Final  Prospectus  to comply with the U.S.  Securities  Act or the rules and regulations  thereunder,  the Province promptly will prepare and file with the SEC, subject to the first sentence in paragraph
         (a)(i) of this Section 5, an amendment or supplement  at its own expense  which will correct such  statement or omission or an amendment which will effect such compliance.

(iv)     The Province  shall  update or amend the UKLA  Prospectus  by the  publication  in  accordance  with the  European  Prospectus
         Directive of a supplement  thereto or an update thereof in the event that (A) a significant  new factor,  material  mistake or inaccuracy  relating to the information  included in the UKLA  Prospectus  which is capable of affecting the assessment of the
         Securities  arises or is noted, or (B) if there is any Significant  (as defined below) change  affecting any matter  contained in the UKLA  Prospectus or a Significant  new matter arises,  the inclusion of information in respect of which would have been so required if it had arisen when the UKLA  Prospectus was prepared,  or if such supplement or update would be required by the
         UK Listing  Authority  prior to the listing of such  Securities.  Without  prejudice to the generality of the  foregoing,  the
         Province  undertakes  that in the period from and  including  the date when the UKLA  Prospectus is approved by the UK Listing
         Authority to and  including  the date when the  Securities  are issued it will only  prepare and publish a  supplement  to, or update of, the UKLA  Prospectus  if it is required,  or has  reasonable  grounds to believe  that it is required,  to do so in order to  comply  with  Section  87G of the  Financial  Services  and  Markets  Act 2000.  For the  purposes  of this  clause,
         "Significant"  means  significant  for the  purposes  of making an  informed  assessment  of (A) the assets  and  liabilities, financial position, profits and losses and prospects of the Province and (B) the rights attaching to the Securities.

(v)      The Province will make generally  available to its security holders and to the  Representatives  as soon as practicable  after the close of its first fiscal year  beginning  after the date hereof,  statements  of its revenues and  expenditures  for such fiscal year which will  satisfy the  provisions  of Section  11(a) of the U.S.  Securities  Act and the  applicable  rules and regulations thereunder.

(vi)     The Province will furnish to the  Representatives,  upon request,  copies of the Registration  Statement  (including  exhibits thereto and documents  incorporated by reference  therein) and each amendment thereto which shall become effective on or prior to the  Closing  Date and,  so long as  delivery of a  prospectus  by an  Underwriter  or a dealer may be required by the U.S.
         Securities  Act or publication of a prospectus  may be required by the European  Prospectus  Directive,  as many copies of any
         Preliminary  Final  Prospectus,  any Issuer Free Writing  Prospectus,  the Final  Prospectus  and the UKLA  Prospectus and any
         amendments thereof and supplements thereto as the Representatives may reasonably request.

(vii)    The  Province  will  arrange  for the  qualification  of the  Securities  for  offer and sale and the  determination  of their eligibility  for  investment  under the  securities  laws of such states and other  jurisdictions  of the United States as the
         Representatives  may designate and will maintain such  qualifications  in effect so long as required for the  distribution  of the  Securities;  provided,  however,  that the Province shall not be obligated to consent to general service of process under the laws of any state or other jurisdiction.

(viii)   If the Province has agreed with the relevant  Representative(s)  that the UK Listing  Authority will be requested to provide a certificate of approval to the competent  authority of one or more EEA Member  State(s) under Article 17 and Article 18 of the
         European  Prospectus  Directive,  the  arrangements  relating  to such  request  (including,  but not  limited to, the cost of preparing  any summary  required  pursuant to Article 19 of the  European  Prospectus  Directive)  will be agreed  between the
         Province and the relevant Representative(s) at the relevant time.

                           In any such case, the Province undertakes that it will use all reasonable  endeavors to procure the delivery of a certificate  of approval by the  competent  authority in the United  Kingdom to the competent  authority in each such EEA
         Member State as agreed between the Province and the relevant Representative(s).

                           Any  translation  of the  summary  pursuant  to Article 19 of the  European  Prospectus  Directive  shall be accurate and complete in all material  respects and shall not be  misleading,  inaccurate or  inconsistent  when read together with the UKLA Prospectus.

                           For the purposes of the above,  "EEA Member State" means the member states of the European  Union,  together with Iceland, Norway and Liechtenstein.

(ix)     The  Province  will pay (i) all  expenses  in  connection  with (a) the  preparation,  issue,  execution  and  delivery of the
         Securities  (including fees of the registrar,  fiscal agent, transfer agent and paying agents and the fees and expenses of the
         Province's legal  advisors),  (b) the fee incurred in filing the Registration  Statement  (including all amendments  thereto), any  Issuer  Free  Writing  Prospectus  and any Time of Sale  Information  with  the SEC,  (c) all  costs,  expenses,  fees or commissions,  payable on or in  connection  with the  approval  of the UKLA  Prospectus  by the UK Listing  Authority  and the
         granting of listing for the  Securities on the Stock  Exchange and (d) any fee payable to rating  services in connection  with the  rating  of the  Securities,  (ii) the  cost of  copying  the  documents  incorporated  by  reference  in the Time of Sale
         Information  and the Final  Prospectus  in such  quantities  as the  Representatives  may  reasonably  request and the cost of delivering  the same to locations  designated  by the  Representatives  and  satisfactory  to the  Province in its  reasonable judgment and (iii) all stamp duties or other like taxes and duties or value added taxes  payable  under the laws of the United
         Kingdom upon and in connection with the execution,  issue and  subscription of the Securities or the execution and delivery of this  Agreement and the Fiscal Agency  Agreement.  Except as provided in Section 9 hereof,  the Province shall not be required to pay or bear any fees or expenses of the Underwriters.

(x)      The  Underwriters  will pay all costs incurred in connection  with the printing of the Final  Prospectus,  the UKLA Prospectus and each  Preliminary  Final Prospectus  (including all amendments  thereof or supplements  thereto),  any Issuer Free Writing
         Prospectus and the cost of delivering  the same to locations  designated by the  Underwriters,  the Province and each of their counsel.

(b)      Each Underwriter agrees that:

(i)      It will cause the  Representatives  to deliver to the Province a letter prior to the Closing Date  containing  the total sales of the  Securities  made in the  initial  distribution  in the  United  States  together  with an  estimate  of the  number of
         Securities  reasonably  expected to be sold within the United States in secondary  market  transactions  within 40 days of the
         Closing  Date;  provided,  however,  that the  Underwriters  shall bear no  responsibility  for any  discrepancy  between such estimate and the actual number of Securities sold within the United States pursuant to such secondary  market  transactions in such time period.

(ii)     It has not and will not use,  authorize  use of,  refer to, or  participate  in the  planning  for use of,  any "free  writing prospectus"  (as  defined in Rule 405 under the U.S.  Securities  Act)  (which term  includes  use of any written  information furnished to the SEC by the Province and not incorporated by reference into the  Registration  Statement and any press release issued by the  Province)  other than (A) the Issuer  Free  Writing  Prospectus  in the form of  Schedule I hereto or  prepared pursuant to Section  5(a)(ii) above,  or (B) any "free writing  prospectus"  prepared by such  Underwriter and provided to and consented to by the Province in advance in writing  (each such "free  writing  prospectus"  referred to in this clause (B), an
         "Underwriter  Free Writing  Prospectus");  provided that the  Underwriters  may use a Bloomberg term sheet in accordance  with
         Section 5(b)(iv) below.

(iii)    It has not and will not distribute any  Underwriter  Free Writing  Prospectus  referred to in Section  5(b)(ii)(B) in a manner reasonably  designed to lead to its broad unrestricted  dissemination  unless the Province has consented in advance in writing to such dissemination.

(iv)     It has not and will not, without the prior written consent of the Province,  use any "free writing prospectus",  that contains the final terms of the Securities  unless such terms have previously been included in an Issuer Free Writing  Prospectus filed or to be filed with the SEC;  provided that the  Underwriters  may use a Bloomberg term sheet that contains some or all of the information in Schedule I hereto without the consent of the Province;  provided  further that any Underwriter  using such term sheet shall notify the Province,  and provide a copy of such Bloomberg term sheet to the Province,  prior to, or substantially concurrently with, the first use of such term sheet.

(v)      It is not subject to any pending  proceeding  under  Section 8A of the U.S.  Securities  Act with respect to the offering (and will  promptly  notify the  Province if any such  proceeding  against it is  initiated  during the period  that  delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act).

6.       Selling Restrictions.

(a)      European Economic Area.

                  In relation to each  Member  State of the  European  Economic  Area which has  implemented  the  European  Prospectus
Directive  (each,  a  "Relevant  Member  State"),  each of the  Underwriters,  on  behalf  of itself  and each of its  affiliates  that participates in the initial  distribution  of the  Securities,  has represented and agreed that with effect from and including the date on which the European  Prospectus  Directive is implemented in that Relevant Member State (the "Relevant  Implementation  Date") it has
not made and will  not  make an offer of  Securities  to the  public  in that  Relevant  Member  State  prior to the  publication  of a prospectus in relation to the  Securities  which has been approved by the competent  authority in that Relevant  Member State or, where appropriate,  approved in another  Relevant Member State and notified to the competent  authority in that Relevant Member State, all in accordance  with the European  Prospectus  Directive,  except that it may, with effect from and  including the Relevant  Implementation
Date, make an offer of Securities to the public in that Relevant Member State at any time:

(i)      to legal  entities  which are  authorised  or  regulated  to operate in the  financial  markets  or, if not so  authorised  or regulated, whose corporate purpose is solely to invest in securities;

(ii)     to any legal entity which has two or more of (1) an average of at least 250 employees  during the last  financial  year; (2) a total balance sheet of more than(euro)43,000,000  and (3) an annual net turnover of more than(euro)50,000,000,  as shown in its last annual or consolidated accounts; or

(iii)    in any other  circumstances  which do not require the publication by the Province of a prospectus pursuant to Article 3 of the
         European Prospectus Directive.

                  For the  purposes  of this  provision,  the  expression  an "offer of  Securities  to the  public" in relation to any
Securities in any Relevant  Member State means the  communication  in any form and by any means of sufficient  information on the terms of the offer and the  Securities  to be offered so as to enable an investor to decide to purchase or subscribe the  Securities,  as the same may be varied in that Member  State by any measure  implementing  the European  Prospectus  Directive in that Member State and the expression "European Prospectus  Directive" means Directive 2003/71/EC and includes any relevant  implementing measure in each Relevant
Member State.

(b)      United Kingdom.  Each of the  Underwriters,  on behalf of itself and each of its affiliates  that  participates in the initial distribution of the Securities, represents and agrees that:

(i)      it has only  communicated or caused to be communicated  and will only communicate or cause to be communicated an invitation or inducement to engage in investment  activity (within the meaning of Section 21 of the Financial  Services and Markets Act 2000
         ("FSMA"))  received by it in connection  with the issue or sale of the Securities in  circumstances  in which Section 21(1) of the FSMA does not apply to the Province; and

(ii)      it has complied and will comply with all  applicable  provisions  of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c)      Japan.  The  Securities  have not been and  will not be  registered  under  the  Securities  and  Exchange  Law of Japan  and, accordingly,  the  Underwriters,  on behalf of themselves and each of their  respective  affiliates  that  participates  in the initial distribution of the Securities,  each undertake that they have not offered or sold and will not offer or sell any Securities,  directly or  indirectly,  in Japan or to, or for the  benefit  of, any  Japanese  Person or to others for  re-offering  or resale,  directly  or indirectly,  in  Japan or to or for the  benefit  of any  Japanese  Person  except  pursuant  to an  exemption  from  the  registration requirements of the Securities and Exchange Law of Japan, and under  circumstances  which will result in compliance with all applicable laws,  regulations and guidelines  promulgated by the relevant  Japanese  governmental and regulatory  authorities and in effect at the relevant  time.  For the  purposes  of this  paragraph,  "Japanese  Person"  shall mean any person  resident  in Japan,  including  any corporation or other entity  organized under the laws of Japan. As part of the offering of the Securities,  the  Underwriters may offer the Securities in Japan to a list of 49 offerees in accordance with this Section 6(c).

(d)      Hong  Kong.  Each of the  Underwriters,  on behalf of itself  and each of its  affiliates  that  participates  in the  initial distribution of the  Securities,  represents and agrees that (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document,  any  Securities  other than (i) to  "professional  investors"  within the meaning of the Securities and Futures
Ordinance  (Cap. 571) of Hong Kong ("SFO") and any rule made under the SFO, or (ii) in other  circumstances  which do not result in the document  being a  "prospectus"  within the meaning of the Companies  Ordinance  (Cap.  32) of Hong Kong or which do not  constitute an offer to the public  within the  meaning of that  Ordinance;  and (2) it has not issued or had in its  possession  for the  purposes of issue, and will not issue or have in its possession for the purposes of issue,  whether in Hong Kong or elsewhere,  any  advertisement, invitation  or document  relating to the  Securities,  which is directed at, or the contents of which are likely to be accessed or read by,  the  public in Hong Kong  (except if  permitted  to do so under the  securities  laws of Hong  Kong)  other  than with  respect to
Securities which are intended to be disposed of only to persons outside Hong Kong or only  "professional  investors" within the meaning of the SFO and any rules made thereunder.

(e)      Sale and Distribution.  In addition to the provisions of Sections 6(a), (b), (c) and (d) above,  each of the Underwriters,  on behalf of itself and each of its respective  affiliates that participates in the initial distribution of the Securities,  represents to and agrees with the Province that it and each of its respective  affiliates (i) has not offered,  sold or delivered and will not offer, sell or deliver,  directly or indirectly,  any of the Securities or distribute the Basic Prospectus,  any Preliminary Final Prospectus,
the Final  Prospectus,  the Time of Sale  Information,  any "free writing  prospectus",  or any other offering material relating to the
Securities,  in or from any  jurisdiction  except  under  circumstances  that will,  to the best of its  knowledge  and  belief,  after reasonable  investigation,  result in  compliance  with the  applicable  laws and  regulations  thereof  and which  will not impose any obligations  on the Province  except as contained in this  Agreement,  and (ii)  notwithstanding  the  foregoing  clause (i),  will not distribute any Preliminary Final Prospectus or the other Time of Sale Information outside the United States.

(f)      Authorizations.  Without  prejudice  to the  provisions  of  Sections  6(a),  (b),  (c),  (d),  and  (e)  and  except  for the qualification  of the Securities for offer and sale and the  determination  of their  eligibility  for investment  under the applicable securities laws of such jurisdictions as the Representatives  may designate pursuant to Section 5(a)(vii),  the Province shall not have any  responsibility  for, and the  Underwriters  agree with the Province that the  Underwriters  and their  respective  affiliates will obtain,  any consent,  approval or authorization  required by them for the subscription,  offer, sale or delivery by them of any of the
Securities  under the laws and  regulations in force in any  jurisdiction  to which they are subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

7.       Conditions to the Obligations of the  Underwriters.  The obligations of the  Underwriters to purchase the Securities  shall be subject to the accuracy of the  representations  and warranties on the part of the Province  contained herein as of the date hereof, as of the date of the  effectiveness of any amendment to the Registration  Statement filed prior to the Closing Date (including the filing of any document  incorporated by reference  therein) and as of the Closing Date, to the accuracy of the statements of the Province made in any  certificates  pursuant to the provisions  hereof,  to the performance by the Province of its  obligations  hereunder and to the following additional conditions:

(a)      No stop order  suspending the  effectiveness  of the  Registration  Statement,  as amended from time to time,  shall have been issued and no proceedings for that purpose shall have been  instituted or threatened;  and the Final  Prospectus  shall have been filed with the SEC pursuant to Rule 424 not later than 5:00 P.M.,  New York City time,  on the second  business day following the date hereof or  transmitted  by a means  reasonably  calculated  to  result in filing  with the SEC by such  date;  and each  Issuer  Free  Writing
Prospectus,  to the  extent  required  by Rule 433 under the U.S.  Securities  Act,  shall  have been filed with the SEC under the U.S.
Securities Act.

(b)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on or prior to the Closing Date, a written opinion dated the Closing Date of the Deputy Attorney  General,  Assistant  Deputy Attorney  General,  Acting  Assistant Deputy
Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services  Branch,  Ministry of Finance,  addressed  to the  Minister of Finance of the Province to the effect  that,  based on the  assumptions  and subject to the qualifications set forth therein:

(i)      this Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Order or Orders of the Lieutenant Governor in Council applicable  thereto,  and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(ii)     the Fiscal Agency  Agreement has been duly  authorized,  executed and delivered by the Province in accordance with the laws of the Province and the Order or Orders of the Lieutenant  Governor in Council  applicable  thereto,  and, assuming due execution and delivery by the Fiscal Agent,  constitutes a legal, valid and binding agreement of the Province  enforceable in accordance with its terms;

(iii)    the  Securities  have been duly  authorized  and the Global  Securities  have been duly executed by the Province in accordance with the laws of the Province and the Order or Orders of the  Lieutenant  Governor in Council  applicable  thereto,  and, when authenticated  in  accordance  with the  provisions  of the  Fiscal  Agency  Agreement  and  delivered  to and paid for by the
         Underwriters  pursuant to this Agreement,  will constitute legal, valid and binding  obligations of the Province,  enforceable in accordance with their terms;

(iv)     the  statements  in the  Preliminary  Final  Prospectus  and the Final  Prospectus  under the  headings  "Description  of Debt
         Securities  and  Warrants-- Canadian  Income Tax  Considerations"  and  "Taxation -- Canadian  Taxation"  are  accurate in all material respects subject to the qualifications therein stated;

(v)      the payment of principal of and interest on the  Securities  will be a charge on and payable out of the  Consolidated  Revenue
         Fund of the Province of Ontario (as defined in the Financial Administration Act (Ontario));

(vi)     no authorization,  consent, waiver or approval of, or filing, registration,  qualification or recording with, any governmental authority of the Province of Ontario or of Canada is required in connection  with the execution,  delivery and  performance by the Province of this  Agreement or the Fiscal  Agency  Agreement or the sale of the  Securities  by the Province in the manner contemplated  in this  Agreement  and the Final  Prospectus,  except  for the Order or Orders of the  Lieutenant  Governor  in
         Council and an approval under section 28 of the Financial Administration Act (Ontario), which have been obtained;

(vii)    no stamp or other similar duty or levy is payable  under the laws of the Province of Ontario or the laws of Canada  applicable in the Province in connection  with the execution,  delivery and  performance by the Province of this Agreement and the Fiscal
         Agency  Agreement,  or in connection  with the issue and sale of the Securities by the Province in the manner  contemplated in this Agreement, the Time of Sale Information and the Final Prospectus; and

(viii)   Her  Majesty  the Queen in right of Ontario  may be sued in the courts of the  Province  of Ontario  with regard to any claims arising out of or  relating  to the  obligations  of the  Province  under the  Securities.  No law in the  Province of Ontario requires  the consent of any public  official  or  authority  for suit to be brought or  judgment  to be obtained  against Her
         Majesty the Queen in right of Ontario  arising out of or relating to the  obligations  of the Province  under the  Securities, though in certain  circumstances  prior notice and  particulars  of a claim must be given to Her Majesty the Queen in right of
         Ontario.  An  amount  payable  by Her  Majesty  the Queen in right of  Ontario  under an order of a court of the  Province  of
         Ontario  that is final and not subject to appeal is payable out of the  Consolidated  Revenue  Fund of the Province of Ontario
         pursuant to the Proceedings Against the Crown Act (Ontario).

(c)      The  Representatives,  on behalf of the  Underwriters,  shall have  received on the Closing Date from Shearman & Sterling LLP,
United States counsel to the Province, favorable opinions dated the Closing Date to the effect that:

(i)      the  statements  in the  Preliminary  Final  Prospectus,  read  together  with the  Time of Sale  Information,  and the  Final
         Prospectus under the caption  "Description of Bonds",  "Clearing and Settlement" and "Underwriting",  in each case, insofar as such  statements  constitute  summaries  of documents  referred to therein,  fairly  summarize  in all  material  respects the documents referred to therein;

(ii)     the  statements  in the  Preliminary  Final  Prospectus,  read  together  with the  Time of Sale  Information,  and the  Final
         Prospectus  under the caption  "Description  of Debt  Securities and Warrants-- United States Income Tax  Considerations",  as
         supplemented by "Taxation-- United States Taxation",  in each case, insofar as such statements  constitute  summaries of legal matters referred to therein, fairly summarize in all material respects the legal matters referred to therein;

(iii)    each of the Registration  Statement and the Final Prospectus,  excluding the documents  incorporated by reference therein, and any supplements or amendments  thereto (other than the financial  statements and other financial or statistical data contained therein or omitted  therefrom,  as to which such counsel need not express any opinion) appears on its face to be appropriately responsive in all material  respects to the  requirements of the U.S.  Securities Act and the applicable rules and regulations of the SEC thereunder; and

(iv)     each of the documents  incorporated  by reference in the  Preliminary  Final  Prospectus,  read together with the Time of Sale
         Information,  and the Final Prospectus (other than the financial  statements and other financial or statistical data contained therein or omitted  therefrom,  as to which such counsel need  express no  opinion),  except to the extent that any  statement therein is modified or superseded in the Preliminary Final Prospectus or the Final  Prospectus,  at the time it was filed with the SEC,  appears  on its face to be  appropriately  responsive  in all  material  respects  to the  requirements  of the U.S.
         Exchange Act and the applicable rules and regulations of the SEC thereunder.

                  Such  counsel  shall also state that  although  they have not  verified,  are not passing  upon and do not assume any responsibility  for, the accuracy,  completeness or fairness of the statements  contained in the  Registration  Statement,  the Time of
Sale  Information or the Final  Prospectus  (including the documents  incorporated by reference  therein),  such counsel has,  however, generally  reviewed and discussed such statements with  representatives  of the Ontario Financing  Authority and Ministry of Finance of
the Province and, in the course of such review and discussion,  no facts have come to such counsel's  attention which gives them reason to believe that (A) that the  Registration  Statement  (including  the  documents  incorporated  by reference  therein,  other than the financial  statements and other financial or statistical data contained therein or omitted therefrom,  as to which such counsel has not been requested to comment),  at the time it became  effective,  contained an untrue  statement of a material fact or omitted to state a material  fact  required to be stated  therein or  necessary  in order to make the  statements  therein not  misleading,  (B) the Final
Prospectus as amended or  supplemented,  if applicable  (including  the documents  incorporated  by reference  therein,  other than the financial  statements and other financial or statistical data contained therein or omitted therefrom,  as to which such counsel has not been requested to comment),  as of the date of such Final  Prospectus as amended or supplemented,  if applicable,  or the Closing Date, contained or contains an untrue  statement of a material fact or omitted or omits to state a material  fact  necessary in order to make the  statements  therein,  in the light of the  circumstances  under  which  they were  made,  not  misleading  or (C) the Time of Sale
Information,  at the Time of Sale  (which  such  counsel  may  assume to be the date of the  Underwriting  Agreement)  (other  than the financial  statements and other financial or statistical data contained therein or omitted therefrom,  as to which such counsel has not been  requested to comment),  contained any untrue  statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  In giving such opinions,  such counsel may rely,  without  independent  investigation,  as to matters relating to the federal  law of Canada or the laws of the  Province  of  Ontario,  on the  opinion of the Deputy  Attorney  General,  Assistant  Deputy
Attorney  General,  Acting  Assistant  Deputy  Attorney  General of the Province or any  solicitor  who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance, rendered pursuant to Section 7(b) hereof.

(d)      The  Representatives,  on behalf of the  Underwriters,  shall have  received on the  Closing  Date from Davis Polk & Wardwell,
United States counsel for the Underwriters,  and Stikeman Elliott LLP, Canadian counsel for the Underwriters,  favorable opinions dated the Closing Date as to the form and validity of the  Securities and as to the  proceedings  and other related  matters  incident to the issuance and sale of the Securities on the Closing Date, and the  Representatives,  on behalf of the Underwriters,  shall have received on the Closing Date from Davis Polk & Wardwell a favorable  opinion dated the Closing Date with respect to the Registration  Statement, the Time of Sale  Information and the Final  Prospectus and other related matters as the  Representatives  may reasonably  require.  In giving their  opinion,  Davis Polk & Wardwell  may rely upon the opinion of Stikeman  Elliott LLP as to matters of Canadian and Ontario law.

(e)      The Province shall have furnished to the  Representatives,  on behalf of the  Underwriters,  on the Closing Date a certificate of the Province,  signed by the duly authorized  officer of the Province (who may rely as to proceedings  pending or contemplated  upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)      the  representations  and warranties of the Province in this Agreement are true and correct in all material respects on and as of the  Closing  Date  with the  same  effect  as if made on the  Closing  Date and the  Province  has  complied  with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)     no stop order suspending the effectiveness of the Registration  Statement,  as amended, has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

(iii)    there has been no material  adverse change in the financial,  economic or political  conditions of the Province from those set forth in or contemplated by the  Registration  Statement,  the Time of Sale  Information and the Final  Prospectus  other than changes arising in the ordinary and normal course.

(f)      Subsequent to the execution of this  Agreement and on or prior to the Closing Date,  there shall not have been any decrease in the ratings of any of the Province's  long-term debt securities by Moody's  Investors  Service or Standard & Poor's,  a division of The
McGraw-Hill Companies, Inc.

(g)      The UKLA  Prospectus  shall have been approved by the UK Listing  Authority and shall have been  published in accordance  with the European Prospectus Directive.

(h)      Application shall have been made on or prior to the Closing Date to list the Securities on the Stock Exchange.

(i)      Prior to the Closing Date, the Province shall have furnished to the  Representatives  such further  information,  certificates and documents as the Representatives may reasonably request.

                  If any of the conditions  specified in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement,  or if any of the opinions and certificates  mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably  satisfactory in form and substance to the  Representatives,  this Agreement and all obligations of the  Underwriters  hereunder  may be  cancelled  at, or at any time prior to, the Closing Date by the  Representatives.  Notice of such cancellation shall be given to the Province in writing or by telephone or facsimile transmission, in either case confirmed in writing.

8.       Stabilization  and  Over-allotment.  Any  over-allotment  or stabilization  transaction by the Underwriters in connection with the  distribution  of the Securities  shall be effected by them on their own behalf and not as agents of the Province,  and any gain or loss arising  therefrom  shall be for their own account.  The  Underwriters  acknowledge  that the Province has not been  authorized to issue  Securities  in excess of the  principal  amount set forth in  Schedule I hereto.  The  Underwriters  also  acknowledge  that the
Province has not  authorized  the  carrying  out by the  Underwriters  of  stabilization  transactions  other than in  conformity  with applicable rules,  including those made pursuant to applicable United Kingdom  legislation and Regulation M under the U.S. Exchange Act
(if applicable).

9.       Indemnification and Contribution.

(a)      The Province  agrees to indemnify and hold harmless each  Underwriter  and each of its  affiliates  that  participates  in the initial  distribution  of the  Securities  and each person who controls any  Underwriter  or any such  affiliate  within the meaning of either the U.S. Securities Act or the U.S. Exchange Act against any and all losses, claims,  damages or liabilities,  joint or several, to which they or any of them may become subject under the laws of any  jurisdiction,  including but not limited to the U.S.  Securities
Act, the U.S.  Exchange Act or other United States Federal or state  statutory law or regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged  untrue  statement of a material  fact  contained in the  Registration  Statement  for the  registration  of the  Securities as originally  filed or in any amendment  thereof,  including all documents  incorporated by reference,  or in the Basic  Prospectus,  any
Preliminary  Final Prospectus,  any Issuer Free Writing  Prospectus,  any Time of Sale Information or the Final  Prospectus,  or in any
amendment  thereof or  supplement  thereto,  or arise out of or are based upon the  omission  or alleged  omission  to state  therein a material fact required to be stated therein or necessary to make the statements  therein not  misleading,  and agrees to reimburse,  as incurred,  each such indemnified  party, for any legal or other expenses  reasonably  incurred by them in connection with investigating or defending any such loss, claim,  damage,  liability or action;  provided,  however,  that (i) the Province will not be liable in any such case to the extent that any such loss,  claim,  damage or  liability  arises out of or is based upon any such untrue  statement or alleged  untrue  statement or omission or alleged  omission made therein in reliance upon and in  conformity  with written  information furnished to the Province by or on behalf of any Underwriter  through the  Representatives  specifically for use in connection with the preparation  thereof and (ii) such indemnity with respect to the Basic Prospectus,  any Preliminary  Final Prospectus,  any Issuer Free
Writing  Prospectus or any Time of Sale  Information  shall not enure to the benefit of any  Underwriter  or affiliate  thereof (or any person  controlling any Underwriter or affiliate) from whom the person asserting any such loss,  claim,  damage or liability  purchased the  Securities  which are the subject  thereof if such person did not receive the Time of Sale  Information at or prior to the sale of such  Securities  to such person and the untrue  statement  or omission  of a material  fact  contained  in the Basic  Prospectus,  any
Preliminary  Final  Prospectus or any Issuer Free Writing  Prospectus  was corrected in the Time of Sale  Information.  This  indemnity agreement will be in addition to any liability which the Province may otherwise have.

(b)      Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Province:

(i)      to the same extent as the foregoing  indemnity from the Province to such Underwriter,  but only to the extent that such untrue statement  or alleged  untrue  statement  or omission or alleged  omission was made in reliance  upon and in  conformity  with written information  furnished to the Province by or on behalf of such Underwriter  through the  Representatives  specifically for use in the preparation of the documents referred to in the foregoing indemnity;

(ii)     against any and all losses, claims,  damages or liabilities,  joint or several, to which the Province may become subject under the laws of any  jurisdiction,  including but not limited to the U.S.  Securities  Act, the U.S.  Exchange Act or other United
         States Federal or state statutory law or regulation,  at common law or otherwise,  insofar as such losses,  claims, damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue  statement or alleged untrue  statement of a material fact  contained in any document  prepared by such  Underwriter  and  distributed  by it in  connection  with the offering of the Securities,  including any "free writing prospectus",  or which arise out of or are based upon the omission or alleged  omission  to state  therein a material  fact  necessary  to make the  statements  therein not  misleading,  and which statement or omission is not contained in the Time of Sale  Information,  the Final  Prospectus or the agreed press  releases;
         and

(iii)    against any and all losses,  claims,  damages or  liabilities,  joint or several,  to which the  Province  may become  subject arising  out of or in  connection  with a breach by such  Underwriter  (or its  affiliates  that  participate  in the  initial distribution of the Securities) of any  representation,  or failure to perform or observe any agreement,  contained in Section
         6 of this Agreement.

                  Each  Underwriter,  severally  and not  jointly,  agrees to  reimburse,  as  incurred,  any  legal or other  expenses reasonably  incurred by the Province in connection with  investigating or defending any such loss, claim,  damage,  liability or action referred  to in  clauses  (i),  (ii) and  (iii)  above.  This  indemnity  agreement  will be in  addition  to any  liability  which any
Underwriter may otherwise have. The Province  acknowledges,  for the purposes of clause (i) above,  that the statements set forth under the heading  "Underwriting"  (except for the  statements in the  paragraphs  relating to the European  Economic  Area, the FSMA and the securities  laws of Japan and Hong Kong and the sentence  relating to stamp taxes and other  charges and  expenses of the  offering) in any Preliminary  Final Prospectus or the Final Prospectus  constitute the only information  furnished in writing by or on behalf of the
Underwriters  for inclusion in any of the documents  referred to in the foregoing  indemnity,  and the  Underwriters  confirm that such statements  are correct;  provided that such  acknowledgement  by the Province does not extend to any "free writing  prospectus"  other than the Issuer Free Writing Prospectus in the form of Schedule I hereto.

(c)      Each of the  Province  and the  Underwriters  agree that the  Underwriters  shall have and hold the  covenants of the Province contained in this Section 9 in respect of the  Underwriters'  controlling  persons (as defined  above) and  affiliates in trust for the benefit of their  controlling  persons and affiliates.  The Underwriters  agree to accept the trusts in this paragraph (c) declared and provided for and agree to enforce those covenants on behalf of such persons.

(d)      Promptly  after  receipt by an  indemnified  party under this  Section 9  of notice of the  commencement  of any action,  such indemnified  party will, if a claim in respect  thereof is to be made against the  indemnifying  party under this Section 9, notify the indemnifying  party in writing of the commencement  thereof;  but the omission so to notify the indemnifying  party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 9.

                  In case any such action is brought  against any  indemnified  party,  and it notifies the  indemnifying  party of the commencement  thereof,  the indemnifying party will be entitled to appoint counsel  satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however, that if the defendants in any such action include both the indemnified party and the indemnifying  party and the indemnified party shall have reasonably  concluded that there may be legal defenses available to it and/or other indemnified  parties which are different from or additional to those available to the indemnifying  party, the indemnified party or  parties  shall  have the right to select  separate  counsel  to defend  such  action on behalf of such  indemnified  party or parties.  An indemnifying  party will not,  without the prior written  consent of the  indemnified  parties (which consent shall not be unreasonably  withheld  or  delayed),  settle or  compromise  or consent to the entry of any  judgment  with  respect to any pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder (whether or not the  indemnified  parties are actual or potential  parties to such claim or action) unless such  settlement,  compromise or consent includes  an  unconditional  release  of each  indemnified  party  from  all  liability  arising  out of such  claim,  action,  suit or proceeding.  In order to be entitled to an indemnity  with respect to a claim  hereunder,  an indemnified  party will not,  without the prior written consent of the indemnifying parties (which consent shall not be unreasonably  withheld or delayed),  settle or compromise or consent to the entry of any judgment  with respect to such pending or  threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether or not the  indemnifying  parties are actual or  potential parties to such claim or action).

                  Upon receipt of notice from the indemnifying  party to such  indemnified  party of its election so to appoint counsel to defend  such  action and  approval by the  indemnified  party of such  counsel,  the  indemnifying  party will not be liable to such indemnified  party under this Section 9 for any legal or other expenses  subsequently  incurred by such indemnified party in connection with the defense thereof unless:

(i)      the indemnified  party shall have employed  separate  counsel in accordance with the proviso to the first sentence of the next preceding  paragraph (it being understood,  however,  that the indemnifying party shall not be liable for the expenses of more than one separate counsel,  approved by the  Representatives in the case of paragraph (a) of this Section 9,  representing the indemnified parties under such paragraph (a) who are parties to such action),

(ii)     the  indemnifying  party shall not have employed  counsel  reasonably  satisfactory to the indemnified  party to represent the indemnified party within a reasonable time after notice of commencement of the action, or

(iii)    the indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the indemnifying party;  and except  that,  if clause  (i) or (iii) is  applicable,  such  liability  shall be only in  respect of the  counsel referred to in such clause (i) or (iii).

(e)      In order to provide  for just and  equitable  contribution  in  circumstances  in which the  indemnification  provided  for in paragraph (a) of this Section 9 is due in accordance  with its terms but is for any reason held by a court to be  unavailable  from the
Province on grounds of policy or  otherwise,  the Province and the  Underwriters  shall  contribute to the  aggregate  losses,  claims, damages and liabilities  (including legal or other expenses  reasonably incurred in connection with investigating or defending same) to which the Province and the  Underwriters  may be subject in such proportion so that the  Underwriters  are responsible for that portion represented by the percentage that the underwriting  discount  specified in Schedule I hereto bears to the sum of such discount and the purchase price of the Securities  specified in Schedule I hereto and the Province is responsible  for the balance;  provided,  however, that (a) in no case shall any  Underwriter  be  responsible  for any amount in excess of the  underwriting  discount  applicable to the
Securities  purchased by such  Underwriter  hereunder and (b) no person guilty of fraudulent  misrepresentation  (within the meaning of
Section  11(f) of the U.S.  Securities  Act) shall be entitled to  contribution  from any person who was not guilty of such  fraudulent misrepresentation.  For purposes of this Section 9, each person who controls an Underwriter  within the meaning of the U.S.  Securities
Act shall have the same rights to  contribution  as the  Underwriters,  and each person who controls the Province within the meaning of the U.S.  Securities Act and each official of the Province who shall have signed the Registration  Statement shall have the same rights to  contribution  as the Province.  Any party entitled to  contribution  will,  promptly after receipt of notice of commencement of any action,  suit or  proceeding  against  such party in respect of which a claim for  contribution  may be made against  another  party or parties under this  paragraph (e),  notify such party or parties from whom  contribution  may be sought,  but the omission to so notify such party or parties  shall not relieve the party or parties  from whom  contribution  may be sought from any other  obligation  it or they may have hereunder or otherwise than under this paragraph (e).

10.      Default by an Underwriter.  If any one or more  Underwriters  shall fail to purchase and pay for any of the Securities  agreed to be  purchased  by such  Underwriter  or  Underwriters  hereunder  and such  failure to purchase  shall  constitute  a default in the performance of its or their obligations under this Agreement,  the remaining  Underwriters shall be obligated  severally to take up and pay for (in the  respective  proportions  which the amount of Securities  set forth opposite their names in Schedule II hereto bears to the  aggregate  amount of  Securities  set forth  opposite  the  names of all the  remaining  Underwriters)  the  Securities  which the defaulting  Underwriter or Underwriters agreed but failed to purchase;  provided,  however, that in the event that the aggregate amount of Securities which the defaulting  Underwriter or Underwriters  agreed but failed to purchase shall exceed 10% of the aggregate amount of  Securities  set forth in Schedule II hereto,  the  remaining  Underwriters  shall have the right to purchase  all, but shall not be under any obligation to purchase any, of the  Securities,  and if such  nondefaulting  Underwriters do not purchase all the Securities, this Agreement will terminate  without  liability to any  nondefaulting  Underwriter or the Province.  In the event of a default by any
Underwriter  as set forth in this Section 10, the Closing Date shall be postponed  for such period,  not  exceeding  seven days, as the
Representatives  shall determine in order that the required  changes in the  Registration  Statement and the Final Prospectus or in any
other documents or arrangements may be effected.  Nothing  contained in this Agreement shall relieve any defaulting  Underwriter of its liability, if any, to the Province and any nondefaulting Underwriter for damages occasioned by its default hereunder.

11.      Termination.  This  Agreement  shall be subject to  termination  in the  absolute  discretion  of the  Representatives  or the
Province,  by  notice  given to the  Province  or the  Representatives,  as the case may be,  prior to  delivery  and  payment  for the
Securities,  if prior to that time,  there shall have  occurred  such a change in national or  international  financial,  political  or economic  conditions or currency exchange rates or exchange controls which, in the reasonable  judgment of the  Representatives  or the
Province,  as the case may be, is material and adverse and such changes,  singly or together  with any other such change,  makes it, in the reasonable  judgment of the  Representatives  or the Province,  as the case may be,  impracticable  to market the Securities on the terms and in the manner  contemplated in the Time of Sale Information or the Final  Prospectus.  Notwithstanding  any such termination, the provisions of Sections 9, 12, and 15 hereof shall remain in effect.

12.      Representations and Indemnities to Survive.  The respective  agreements,  representations,  warranties,  indemnities and other statements  of the Province  and of the  Underwriters  set forth in or made  pursuant to this  Agreement  will remain in full force and effect,  regardless of any investigation made by or on behalf of the Underwriters or the Province or any of the officers,  directors or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Securities.

13.      Notices.  All communications  hereunder will be in writing and effective only on receipt,  and, if sent to the Representatives on behalf of the Underwriters,  will be mailed, delivered,  telecopied or telegraphed and confirmed to them care of RBC Capital Markets
Corporation,  One Liberty Plaza,  165 Broadway,  New York, NY 10006-1404,  attention:  General Counsel  (Telecopier No. (212) 428-3018)
or, if sent to the Province,  will be mailed,  delivered,  telecopied or telegraphed and confirmed at Ontario Financing Authority,  One
Dundas Street West, Suite 1400, Toronto, Ontario, M5G 1Z3, attention:  Director, Capital Markets Operations,  Capital Markets Division,
Ontario Financing Authority (Telecopier No. (416) 325-8111).

14.      Successors  and  Assigns.  This  Agreement  will  enure to the  benefit of and be binding  upon the  parties  hereto and their respective  successors and permitted  assigns and the officials and controlling  persons referred to in Section 9 hereof,  and no other person will have any right or obligation  hereunder.  Neither this  Agreement nor any interest or obligation in or under this Agreement may be assigned by the  Underwriters  without the prior  written  consent of the Province or by the Province  without the prior written consent of the Representatives on behalf of the Underwriters.

15.      Governing  Law. This  Agreement  will be governed by and construed in accordance  with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

16.      Counterparts.  This Agreement may be executed in one or more  counterparts  (including  counterparts  by facsimile) and when a counterpart has been executed by each party hereto all such counterparts taken together shall constitute one and the same agreement.

17.      Advertisements.  All  advertisements  of the issue of the  Securities or  publication of such formal notice as may be required by the rules of the Stock  Exchange in  connection  with the listing of the  securities on the Stock  Exchange  shall be published in a form or forms and manner to which the  Province  consents in writing  prior to the date of  publication.  The Province may withhold its consent in its discretion  regarding the use of any symbol in any such  advertisement  and the publication in which such  advertisement is to appear.

18.      Time of the Essence.  Time shall be of the essence in this Agreement.

19.      Representation of Underwriters.  In all dealings hereunder,  the  Representatives  shall, and have all necessary authority to, act on behalf of each of the Underwriters,  and the Province shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the Representatives, jointly or individually, on behalf of any of the Underwriters.

                  If the  foregoing  is in  accordance  with your  understanding  of our  agreement,  please  sign and return to us the enclosed  duplicate  hereof,  whereupon this letter and your acceptance shall represent a binding  agreement among the Province and the
Underwriters.

                                                              Very truly yours,
                                                              Province of Ontario

                                                              By: /s/ Irene Stich
                                                                  ------------------------------
                                                              Name:   Irene Stich
                                                              Title:  Director
                                                                      Capital Markets Operations
                                                                      Capital Markets Division
                                                                      Ontario Financing Authority

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

RBC Capital Markets Corporation

By: /s/ Jigme Sningsar
    ----------------------------
        Authorized Signatory
        Jigme Sningsar
        Managing Director

For itself and on behalf of the several Representatives and the several Underwriters.

                                                              SCHEDULE I

                                                          Province of Ontario
                                          U.S.$1,000,000,000 5.00% Bonds due October 18, 2011
                                                           Final Term Sheet
                                                           October 11, 2006

Underwriting Agreement dated as of October 11, 2006

         Issuer:                                     Province of Ontario

         Underwriters:

                                                                                          Principal Amount
                                                                                          of Securities to
         Underwriter                                                                          be Purchased
          ABN AMRO Bank N.V.                                                              U.S.$260,000,000
          Barclays Capital Inc.                                                                260,000,000
          RBC Capital Markets Corporation                                                      260,000,000
         CIBC World Markets Corp.                                                               35,000,000
         National Bank Financial Inc.                                                           35,000,000
         Scotia Capital (USA) Inc.                                                              35,000,000
         TD Securities (USA) LLC                                                                35,000,000
         Bank of Montreal, London Branch                                                        10,000,000
         BNP Paribas Securities Corp.                                                           10,000,000
         Citigroup Global Markets Inc.                                                          10,000,000
         Credit Suisse Securities (Europe) Limited                                              10,000,000
         Deutsche Bank Securities Inc.                                                          10,000,000
         HSBC Securities (USA) Inc.                                                             10,000,000
         J.P. Morgan Securities Ltd.                                                            10,000,000
         Merrill Lynch, Pierce, Fenner & Smith Incorporated                                     10,000,000

                  Total                                                                 U.S.$1,000,000,000

         Fiscal Agency Agreement:                    Fiscal Agency Agreement dated as of October 18, 2006 between the Province of
                                                     Ontario and The Bank of New York, as Fiscal Agent

         Expected Ratings:                           Moody's Aa2; S&P AA; DBRS AA

Title, Purchase Price and Description of Securities

         Title:                                      5.00% Bonds due October 18, 2011

         Aggregate principal amount:                 U.S.$1,000,000,000

         Denomination:                               U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of
                                                     U.S.$5,000

         Price to public:                            99.755% plus accrued interest from October 18, 2006 if settlement occurs after that date

         Purchase price (include accrued             99.655% plus accrued interest from October 18,
         interest or amortization, if any):          2006     if settlement occurs after that date

         Proceeds:                                   U.S.$996,410,990 after deducting the underwriting discount and our estimated expenses

         Underwriting discount:                      0.10%

         Maturity:                                   October 18, 2011

         Interest rate:                              5.00%

         Yield to Maturity:                          5.056%

         Business Convention:                        Modified Following

         Day Count Convention:                       30/360

         Interest payment dates:                     Interest for the initial interest period from and including October 18, 2006 to, but excluding, April 18, 2007 will be payable on April 18, 2007.  Thereafter, interest will be payable in two equal semi-annual installments in arrears on
                                                     October 18 and April 18.

         Redemption provisions:                      The Securities will not be redeemable prior to maturity unless specified events occur involving Canadian taxation

         Withholding Taxes:                          Principal of and interest on the Securities will be payable without withholding or deduction for Canadian withholding taxes to the extent described in the
                                                     Preliminary Final Prospectus and Final Prospectus

         Business Days:                              London, New York, Toronto

         Sinking fund provisions:                    None

         Other provisions:                           None

         European Economic Area
         Legend:                                     This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of Directive 2003/71/EC, not a prospectus but an advertisement. In compliance with that Directive, a prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of such prospectus from the office of the Province at the Ontario Financing Authority, One Dundas Street West,
                                                     Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the London paying agent, The
                                                     Bank of New York, One Canada Square, London E14 5AL, England. Investors should not subscribe for any bonds referred to in this advertisement except on the basis of information in that prospectus.

                  The Issuer has filed a registration  statement  (including a prospectus)  with the SEC for the offering to which this communication  relates.  Before you invest,  you should read the  prospectus in that  registration  statement  and other  documents the
Issuer has filed with the SEC for more complete  information  about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively,  the Issuer,  any underwriter or any dealer  participating in the offering will arrange to send you the prospectus if you request it by calling ABN AMRO toll-free at  1-888-226-3756,  Barclays  Capital toll-free at 1-888-227-2275, Ext. 2663 or RBC Capital Markets toll-free at 1-866-375-6829.

                                                              SCHEDULE II

                                                                                          Principal Amount
                                                                                          of Securities to
         Underwriter                                                                          be Purchased
          ABN AMRO Bank N.V.                                                              U.S.$260,000,000
          Barclays Capital Inc.                                                                260,000,000
          RBC Capital Markets Corporation                                                      260,000,000
         CIBC World Markets Corp.                                                               35,000,000
         National Bank Financial Inc.                                                           35,000,000
         Scotia Capital (USA) Inc.                                                              35,000,000
         TD Securities (USA) LLC                                                                35,000,000
         Bank of Montreal, London Branch                                                        10,000,000
         BNP Paribas Securities Corp.                                                           10,000,000
         Citigroup Global Markets Inc.                                                          10,000,000
         Credit Suisse Securities (Europe) Limited                                              10,000,000
         Deutsche Bank Securities Inc.                                                          10,000,000
         HSBC Securities (USA) Inc.                                                             10,000,000
         J.P. Morgan Securities Ltd.                                                            10,000,000
         Merrill Lynch, Pierce, Fenner & Smith Incorporated                                     10,000,000

                  Total                                                                 U.S.$1,000,000,000

                                                        Opinion of Legal Counsel

Ministry of the                Ministère du
Attorney General               Procureur général

Legal Services Branch          Direction des services juridiques
Ministry of Finance            Ministère des Finances

[ONTARIO LOGO GRAPHIC OMITTED]

777 Bay Street                 777, rue Bay
11th Floor                     11e étage
Toronto ON M5G 2C8             Toronto ON M5G 2C8

Telephone: (416) 325-0035      Téléphone:   (416) 325-0035
Facsimile: (416) 325-1460      Télécopieur: (416) 325-1460

                                                                October 18, 2006
The Honourable Greg Sorbara
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of U.S. $1,000,000,000
                  5.00% Bonds due October 18, 2011
________________________________________________________________________________

     I am counsel to the Province of Ontario (the "Province") in connection with the issue of 5.00% Bonds due October 18, 2011 of the  Province in the  aggregate principal amount of U.S.  $1,000,000,000 (the "Bonds") and the sale of the Bonds by the Province  pursuant to an  underwriting  agreement dated as of October 11,
2006, (the "Underwriting Agreement"),  between the Province and the Underwriters named therein.

     This  opinion  is  being  delivered  pursuant  to  paragraph  7(b)  of  the
Underwriting  Agreement.  Terms  used  but not  defined  herein  shall  have the meanings ascribed thereto in the Underwriting Agreement.

     I have examined originals or copies,  certified or otherwise  identified to my satisfaction, of the following:

(a)  the Underwriting Agreement;

(b)  a fiscal agency agreement dated as of October 18, 2006, (the "Fiscal Agency
     Agreement"),  between the Province and The Bank of New York,  including the forms of global bonds appended thereto;

(c)  the  supplemented  form of prospectus of the Province,  including the Basic
     Prospectus as so supplemented  and the documents  incorporated by reference therein,  dated October 11, 2006,  relating to the offering and sale of the
     Bonds  (the  "Final  Prospectus"),  and the  preliminary  form of the Final
     Prospectus dated October 10, 2006, (the "Preliminary Final Prospectus");

(d)  the Financial Administration Act (Ontario);

(e)  the Capital Investment Plan Act, 1993 (Ontario);

(f)  the Interpretation Act (Ontario);

(g)  the Proceedings Against the Crown Act (Ontario);

(h)  the Currency Act (Canada);

(i)  a certified copy of the Order of the Lieutenant  Governor in Council of the
     Province of Ontario  numbered  O.C.  1107/2005  made on June 22, 2005 and a certified  copy of the Order of the  Lieutenant  Governor in Council of the
     Province of Ontario  numbered O.C.  1904/2006 made on October 5, 2006, both made pursuant to the Financial Administration Act (Ontario),  (together the
     "Orders in Council") authorizing the issue and sale of the Bonds;

(j)  a certificate  of the Province  dated October 18, 2006 as to the incumbency of certain representatives of the Province;

(k)  a  certificate  of the  Province  dated  October 18,  2006  relating to the borrowing authority remaining under the Orders in Council;

(l)  a  certificate  of the  Province  dated  October  18,  2006  related to the approval  required  under  section 28 of the Financial  Administration  Act
     (Ontario);

(m)  a  written  order  of  the  Province  to  the  Registrar  relating  to  the authentication and delivery of the Global Bonds (as such term is defined in the Fiscal Agency Agreement); and

(n)  the Global Bonds dated  October 18, 2006,  executed by and sealed on behalf of the Province.

     I have also examined such  certificates of public  officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

     For the  purposes  of this  opinion,  I have  assumed,  with  regard to all documents examined by me, the genuineness of all signatures, the authenticity of all  documents  submitted to me as  originals  and the  conformity  to authentic original  documents of all documents  submitted to me as  certified,  conformed, telecopies or photostatic  copies. I have also assumed,  for the purposes of the opinions  expressed in paragraphs 1 and 2 below,  the due execution and delivery of all agreements by the parties thereto other than the Province.

     This opinion is based upon  legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that,  insofar as any obligation is to be performed in any  jurisdiction  outside  Ontario,  its  performance  will not be illegal or ineffective by virtue of the laws of that jurisdiction.

     I have also assumed  that,  for the  purposes of the opinions  expressed in paragraphs 1 and 6 below,  the  Underwriters,  and each of their affiliates that participate  in the initial  distribution  of the Bonds in Ontario,  will at all times  comply with the selling  restrictions  specified  in Section  6(e) of the
Underwriting  Agreement  as they  relate  to  Ontario  and  have  relied  on the undertaking of the Underwriters in this regard.

     The opinions  given in paragraphs 1, 2, 3, 5 and 8 below are subject to the following limitations and qualifications:

(A)  the  enforceability  of  Underwriting  Agreement  may be limited by general equitable principles;

(B)  the  availability of equitable  remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

(C)  pursuant to the Currency Act (Canada) a judgment by a court of the Province of Ontario must be awarded in Canadian  currency  and such  judgment may be based on a rate of  exchange  in  existence  on a day other than the day of payment;

(D)  a court of the  Province  of Ontario  may  refuse to  enforce  any right of indemnity or contribution  under the  Underwriting  Agreement to the extent such is found to be contrary to public  policy,  as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable in Ontario; and

(E)  a court of the Province of Ontario may not against Her Majesty the Queen in right of Ontario:

     (i)     grant an injunction or make an order for specific performance,

     (ii)    make an order for recovery or delivery of real or personal property, or

     (iii)   issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

     Subject to the foregoing, I am of the opinion that:

(1)  The Underwriting Agreement has been duly authorized, executed and delivered by the Province in accordance  with the laws of the Province and the Orders in Council,  and  constitutes a legal,  valid and binding  agreement of the
     Province enforceable in accordance with its terms.

(2)  The  Fiscal  Agency  Agreement  has  been  duly  authorized,  executed  and delivered by the Province in  accordance  with the laws of the Province and the Orders in Council and constitutes a legal,  valid and binding agreement of the Province enforceable in accordance with its terms.

(3)  The Bonds have been duly  authorized  and the  Global  Bonds have been duly executed  by and sealed on behalf of the  Province in  accordance  with the laws of the Province  and the Orders in Council and,  when the Global Bonds are  authenticated  in accordance  with the provisions of the Fiscal Agency
     Agreement and delivered  and paid for by the  Underwriters  pursuant to the
     Underwriting  Agreement,  they will  constitute  legal,  valid and  binding obligations of the Province, enforceable in accordance with their terms.

(4)  The statements in the Preliminary Final Prospectus and the Final Prospectus
     under the headings  "Description of Debt  Securities and  Warrants-Canadian
     Income Tax Considerations" and "Taxation- Canadian Taxation",  are accurate in all material respects, subject to the qualifications therein stated.

(5)  The payment of  principal  of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of Ontario
     (as defined in the Financial Administration Act (Ontario)).

(6)  No authorization,  consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario  or of Canada is  required  in  connection  with the  execution, delivery and performance by the Province of the Underwriting Agreement, the
     Fiscal  Agency  Agreement  or the sale of the Bonds by the  Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus,
     except for the Orders in Council and the approval  under  section 28 of the
     Financial Administration Act (Ontario), which have been obtained.

(7)  No stamp or other  similar  duty or levy is  payable  under the laws of the
     Province  of Ontario or the laws of Canada  applicable  in the  Province in connection with the execution,  delivery and performance by the Province of the  Underwriting  Agreement,  the Fiscal Agency Agreement or in connection with  the  issue  and  sale of the  Bonds  by the  Province  in the  manner contemplated in the  Underwriting  Agreement,  the Time of Sale Information
     and the Final Prospectus.

(8)  Her  Majesty the Queen in right of Ontario may be sued in the courts of the
     Province of Ontario with regard to any claims arising out of or relating to the  obligations of the Province under the Bonds. No law in the Province of
     Ontario  requires the consent of any public  official or authority for suit to be brought or judgment  to be obtained  against Her Majesty the Queen in right of Ontario  arising  out of or  relating  to the  obligations  of the
     Province under the Bonds, though in certain  circumstances prior notice and particulars  of a claim must be given to Her  Majesty the Queen in right of
     Ontario.  An amount  payable by Her  Majesty  the Queen in right of Ontario under an order of a court of the  Province of Ontario that is final and not subject to appeal is payable out of the  Consolidated  Revenue  Fund of the
     Province  of Ontario  pursuant  to the  Proceedings  Against  the Crown Act
     (Ontario).

     By reason of the matters  aforesaid,  I hereby advise that each of the said
Bonds of the Province is not  inconsistent  with any  overriding law in force in the  Province  and that there is no  requirement  of the law  applicable  in the
Province which has not been met or fulfilled.

     This opinion may be delivered to the  Underwriters  who may rely thereon in connection with the transactions  contemplated under the Underwriting  Agreement to the same extent as if such opinion were addressed to them. In this regard,  I wish to call to the attention of the Underwriters  that,  pursuant to section 43 of the Financial  Administration  Act  (Ontario),  where,  in the opinion of the
Minister  of Finance of  Ontario,  a person is indebted to the Crown in right of
Ontario or in right of Canada or any agency of the Crown in any  specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the  Minister  considers  fit in the  circumstances  to be applied  against such indebtedness of that person.

     I consent to the  inclusion of this  opinion in a Form 18-K/A  amendment to the  Province's  annual  report on Form 18-K for the year ended March 31,  2005, which annual report is incorporated by reference into Registration Statement No.
333-134402  filed with the  Securities  and  Exchange  Commission  of the United
States of America.

                                                  Yours truly,

                                                  /s/  Malle Hanslep
                                                  ______________________________
                                                  Malle Hanslep
                                                  Deputy Director
                                                  Legal Services Branch
                                                  Ministry of Finance

                                                            Schedule of Expenses

                            V. SCHEDULE OF EXPENSES

     It is estimated  that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.........................U.S.$   46,010.00

Printing and Engraving expenses.............................................0.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$   12,500.00

Legal fees and expenses............................................$   50,000.00

Rating Agency fees and expenses....................................$   15,500.00

Listing Agent fees and expenses....................................$   15,000.00

Underwriters' expense reimbursement.........................................0.00

T0TAL                                                          U.S.$  139,010.00
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